Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

TNS, INC.,

THUNDER ACQUISITION CORP.,

CEQUINT, INC.,

AND

PROJECT THUNDER SHAREHOLDER LIQUIDATING TRUST,
 AS THE SHAREHOLDER REPRESENTATIVE

Dated as of September 8, 2010

i

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of September 8, 2010 (this “Agreement”), is entered into by and among TNS, Inc., a Delaware corporation (the “Parent”), Thunder Acquisition Corp., a Washington corporation (the “Merger Sub”), Cequint, Inc., a Washington corporation (the “Company”), and Project Thunder Shareholder Liquidating Trust, in its capacity as the Shareholder Representative.

RECITALS

WHEREAS, the Company’s Board of Directors (the “Company Board”) and the Merger Sub’s Board of Directors (the “Merger Sub Board”) have each determined that it is advisable to, fair to and in the best interests of their respective shareholders for the Merger Sub to merge with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Washington Business Corporation Act (“WBCA”);

WHEREAS, the Company Board and the Merger Sub Board have each approved the Merger, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as a condition to Parent’s and Merger Sub’s willingness to enter into this Agreement, simultaneously with or immediately after the execution and delivery of this Agreement, the securityholders of the Company (such securityholders as listed on Exhibit A, the “Securityholders”), who collectively own (i) approximately 53.7% of the issued and outstanding Common Stock, (ii) approximately 36.7% of the issued and outstanding Series A Preferred Stock, and (iii) approximately 78.0% of the issued and outstanding Series B Preferred Stock are executing and delivering or will execute and deliver an unconditional written consent to the approval of this Agreement and the transactions contemplated hereby, including the Merger and the Articles of Merger (the “Securityholder Written Consent”);

WHEREAS, Parent’s Board of Directors (the “Parent Board”) has approved the Merger Sub entering into this Agreement; and

WHEREAS, the Company, Shareholder Representative, Parent and the Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby and also to prescribe various conditions to the consummation of the transactions contemplated hereby;

NOW, THEREFORE, in consideration of the foregoing recitals and the representations, warranties, covenants and agreements contained herein, and subject to the terms and conditions set forth herein, the Company, Shareholder Representative, Parent and the Merger Sub hereby agree as follows:

Article I.DEFINITIONS

Section 1.01           Definitions.

“$2.5M Milestone Retention Bonus Plan Amount” means an amount equal to (i) the Aggregate $2.5M Milestone Amount, multiplied by (ii) 0.16.

“$2.5M Milestone Shareholder Amount” means an amount equal to (i) the Aggregate $2.5M Milestone Amount, minus (ii) the $2.5M Milestone Retention Bonus Plan Amount.

“$5M Milestone Retention Bonus Plan Amount” means an amount equal to (i) the Aggregate $5M Milestone Amount, multiplied by (ii) 0.16.

“$5M Milestone Shareholder Amount” means an amount equal to (i) the Aggregate $5M Milestone Amount, minus (ii) the $5M Milestone Retention Bonus Plan Amount.

“$7.5M Milestone Retention Bonus Plan Amount” means an amount equal to (i) the Aggregate $7.5M Milestone Amount, multiplied by (ii) 0.16.

“$7.5M Milestone Shareholder Amount” means an amount equal to (i) the Aggregate $7.5M Milestone Amount, minus (ii) the $7.5M Milestone Retention Bonus Plan Amount.

“$10M Milestone Retention Bonus Plan Amount” means an amount equal to (i) the Aggregate $10M Milestone Amount, multiplied by (ii) 0.16.

“$10M Milestone Shareholder Amount” means an amount equal to (i) the Aggregate $10M Milestone Amount, minus (ii) the $10M Milestone Retention Bonus Plan Amount.

“Accounts Receivable” means (a) all trade accounts receivable and other rights to payment from customers of the Company, (b) all other accounts or notes receivable of the Company, and (c) any claim, remedy or other right related to any of the foregoing.

“Administrative Agent” means SunTrust Bank, in its capacity as Agent under the TNS Credit Agreement.

“Affiliate” means, with respect to any Person, any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.  For these purposes, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management of any Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Group” means any affiliated group within the meaning of Section 1504(a) of the Code or any affiliated, combined, consolidated, unitary or similar group under state, local or foreign tax law.

“Aggregate Milestone Amounts” means (i) assuming the $2.5M Milestone Date occurs, the $15,000,000 plus (ii) assuming the $5M Milestone Date occurs, $17,500,000 plus (iii) assuming the $7.5M Milestone Date occurs, $15,000,000 plus (iv) assuming the $10M Milestone Date occurs, $15,000,000.

“Aggregate $2.5M Milestone Amount” means an amount equal to (i) $15,000,000, minus (ii) the Losses, if any, for which any Parent Indemnified Party is then entitled to indemnification or reimbursement in accordance with and subject to Article IX.

“Aggregate $5M Milestone Amount” means an amount equal to (i) $17,500,000, minus (ii) the Losses, if any, for which any Parent Indemnified Party is then entitled to indemnification or reimbursement in accordance with and subject to Article IX.

“Aggregate $7.5M Milestone Amount” means an amount equal to (i) $15,000,000, minus (ii) the Losses, if any, for which any Parent Indemnified Party is then entitled to indemnification or reimbursement in accordance with and subject to Article IX.

“Aggregate $10M Milestone Amount” means an amount equal to (i) $15,000,000, minus (ii) the Losses, if any, for which any Parent Indemnified Party is then entitled to indemnification or reimbursement in accordance with and subject to Article IX.

“Articles of Merger” has the meaning set forth in Section 2.03 of the Agreement.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banking institutions in the State of Washington or Commonwealth of Virginia are required or authorized by applicable Law or executive order to be closed.

“Caller Name ID Product” means the ability to deliver and display the name of the caller to a terminating mobile device in real time by use of embedded software on the devices accessing third party databases.

“Closing” means the consummation of the transactions contemplated by the Agreement, including the Merger.

“Closing Date Consideration” means the remainder of (i) $50,000,000 (as adjusted pursuant to Section 2.14), less (ii) the Company Debt Amount, less (iii) the Company Transaction Costs, less (iv) any Dissenting Shareholder Payment Amounts, less (v) the Escrow Amount, less (vi) the Shareholder Representative Fund.

“Closing Date Reference Price” means the average closing price of one Parent Share on the NYSE during the twenty (20) consecutive trading days ending on (and including) the trading day prior to the date of this Agreement.

“Code” means the Internal Revenue Code of 1986 and the rules and regulations promulgated thereunder, each as amended from time to time.

“Common Consideration” means the remainder of (i) the Closing Date Consideration, less (ii) the Series A Preferential Amount, less (iii) the Series B Preferential Amount.

“Company Debt Amount” means any liability of the Company (a) for outstanding amounts relating to borrowed money (including the current portion thereof and any accrued interest), (b) for payment of money relating to the leases that are required to be classified as capitalized leases in accordance with GAAP (other than the Parent Capitalized Leases), in each case, as of the close of business on the day immediately preceding the Closing Date, and (c) all prepayment premiums or penalties and fees, costs and expenses (if any) related to any part of the foregoing to the extent paid or payable at or after Closing.

“Company ERISA Affiliate” means any corporation, trade or business, whether or not incorporated, which is treated, at any relevant time, as a single employer with the Company pursuant to Subsections (b), (c), (m) or (o) of Section 414 of the Code.

“Company Material Adverse Effect” with respect to the Company, means any change, circumstance, effect or state of facts (any such item, an “Effect”) that, individually or in the aggregate with other Effects, has a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company, provided, however, that Company Material Adverse Effect shall exclude: (i) any adverse Effects as and solely to the extent such Effects relate to or result from general economic conditions or other conditions generally affecting the industry in which the Company operates (so long as such conditions do not disproportionately and adversely affect the Company as compared to similarly situated businesses); (ii) any adverse Effects resulting from the announcement or the existence of this Agreement and the transactions contemplated hereby, including by reason of the identity of Parent or Merger Sub, or any action taken that is specifically required (or failure to act to the extent such action is specifically prohibited) by the terms and conditions of this Agreement (including, in each case, any loss of customers, suppliers or employees or any disruption in business relationships); (iii) any adverse Effects resulting from any actions taken or the failure to take any action, in each case at the written direction of, or with the express written consent of, either Parent or Merger Sub; (iv) any adverse Effects resulting from changes in Law, accounting rules or the interpretation thereof; (v) any adverse Effects resulting from natural disasters, hostilities, sabotage, military conflicts or terrorism; or (vi) any adverse Effect resulting from any failure to meet any internal financial projections, provided that this clause (vi) shall not exclude any underlying Effect which may have caused such failure to meet an internal financial projection.

“Company Options” means options to acquire Company Stock issued pursuant to the employee and director stock option plans of the Company or under any individual consultant, employee or director agreements.

“Company Representatives” means any officer, employee, accountant, financial advisor, legal counsel, consultant, agent or representative of the Company.

“Company Transaction Costs” means (i) any and all payments to be made by the Company at or after the Closing relating to the provision of personal services as a direct result of the consummation of the transactions contemplated hereby pursuant to contracts or arrangements entered into prior to or at the Closing, including without limitation any transaction bonuses awarded by the Company’s Board of Directors prior to or at the Closing to any officer or other service provider of the Company in connection with the consummation of the transactions contemplated hereby (including all related applicable Taxes), but excluding (A) payments of Merger Consideration of a compensatory nature made to Shareholders in accordance with Schedule X, Section 2.07, Section 2.08, Section 2.11, Section 2.13, Section 2.14 and Section 2.15 (including with respect to Company Options) and payments made in accordance with the terms of the Retention Bonus Plan, (B) any ongoing obligations of the Company for compensation in the ordinary course of business or pursuant to contracts or arrangements entered into at the direction of Parent or entered into after the Closing, and (C) except as provided in clause (iii), all related applicable Taxes imposed on the Company with respect to the payments described in clauses (i)(A) and (i)(B), (ii) the aggregate amount of all fees (and, if applicable, reimbursement of expenses) due to all financial, accounting, legal and other advisors of the Company (to the extent not otherwise paid prior to the Closing) and that were incurred by the Company in connection with the transactions contemplated hereby or any similar fees or expenses incurred by any of the Shareholders that are payable by the Company at or after the Closing, and (iii) all related applicable Taxes imposed on the Company with respect to the payment of Closing Date Consideration (provided, that for the avoidance of doubt and to avoid duplication, no Taxes shall be included here if and to the extent that such Taxes were taken into account in the determination of Final Net Working Capital or Pre-Closing Taxes, and provided further that nothing in this definition of Company Transaction Costs shall affect the treatment of Transfer Taxes set forth in Section 6.03).

“Company Warrants” means warrants to acquire Company Stock.

“Consent” means agreements, from the parties to those Contracts which by their terms terminate, are modified, have payments or other obligations which may be accelerated, or specifically require consent of another Person, upon consummation of one or more of the transactions contemplated by the Agreement, consenting to the transactions contemplated by the Agreement without any amendment or modification of the Contract.

“Contract” means any agreement, lease, license, note, mortgage, indenture, contract or other legally binding obligation.

“Cost of Sales” means the Company’s licensing costs, depreciation costs (to the extent directly related to providing its products and services) and other direct costs in providing its products and services, including Data Dip Charge and any amounts payable to third parties under revenue sharing arrangements pursuant to which the Company recognizes revenues in excess of the portion of such revenues to which the Company is entitled.  For the avoidance of doubt, Cost of Sales shall not include any indirect costs of the Company in connection with its products and services, including, but not limited to, administrative costs, marketing costs and other costs not directly attributable to providing the Company’s products and services.

“Data Dip Charge” means with respect to each carrier listed on Schedule 1.1, for any month, an amount equal to the product of (x) the relevant charge in the table below that appears opposite the relevant conversion rate per Subscriber for such carrier during such month, multiplied by (y) the number of the Subscribers for such carrier during such month.

Conversion Rate Per Subscriber	Data Dip Charge
0 – 14.99%	$0.26
15 – 19.99%	$0.25
20 – 24.99%	$0.24
25 – 29.99%	$0.23
30% or higher	$0.22

“Dissenting Shareholder Payment Amounts” means the portion of the Closing Date Consideration that would have been payable to all Dissenting Shareholders if such Dissenting Shareholders had not exercised their respective dissenters’ rights.

“Earn Out Period” means the three-year period beginning on the earlier of (i) the day the Company’s Caller Name ID Product is launched and has at least one (1) active Subscriber and (ii) June 1, 2011 (such earlier date, the “Trigger Date”), and ending upon the third anniversary of such Trigger Date.

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefore.

“ERISA” means the Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder, each as amended from time to time.

“ERISA Benefit Plan” means an employee benefit plan, program or other arrangement (including without limitation any deferred compensation, retiree medical or life insurance, supplemental retirement or severance arrangement) that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA), or that is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA).

“Escrow Agent” means SunTrust Bank, in its capacity as “Escrow Agent” under the Escrow Agreement.

“Escrow Amount” means Five Million Dollars ($5,000,000).

“Escrow Release Date” means the Business Day immediately following the eighteen (18) months anniversary of the Closing Date.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, each as amended from time to time.

“Executive Shareholders” means Rick Hennessey, Scott Weller, Scott Frodle and Mark Gosselin.

“GAAP” means United States generally accepted accounting principles, consistently applied as in effect on the date of this Agreement.

“Governmental Authority” means any federal, state, local or foreign government, or political subdivision thereof, or any multinational organization or authority or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, or any court or tribunal (or any department, bureau or division thereof).

“Intellectual Property” means any and all of the following in any jurisdiction throughout the world, and all corresponding rights, presently existing, whether arising by operation of law, contract, license or otherwise: (a) all trademarks, service marks, designs, trade names, trade dress, logos, slogans, business names, corporate names, domain names and all other indicia of origin, together with all translations, adaptations, derivations, and combinations thereof, all applications, registrations, and renewals in connection therewith; (b) all works of authorship (whether or not copyrightable), copyrights (including “look-and-feel”), database rights and moral rights, and all registrations and applications to register or renew the registration of any of the foregoing; (c) all inventions (whether or not patentable or reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, revisions, divisionals, extensions, and reexaminations in connection therewith; (d) all trade secrets, know-how, technologies, processes, techniques, protocols, methods, algorithms, layouts, drawings, plans, specifications, methodologies, ideas, research and development, and confidential information (including technical data, customer lists, pricing and cost information, and business and marketing plans and proposals); (e) all software (including source code, executable code, systems, tools, data, databases, firmware, and related documentation); (f) all other proprietary and intellectual property rights; and (g) all copies and tangible embodiments or descriptions of any of the foregoing (in whatever form or medium).

“IRS” means the United States Internal Revenue Service and any successor thereto.

“Knowledge of Parent” means, as to a particular fact or other matter, the actual knowledge (after reasonable inquiry) of Henry Graham, Dennis Randolph and Mike Keegan.

“Knowledge of the Company” means, as to a particular fact or other matter, the actual knowledge (after reasonable inquiry) of Rick Hennessey, Scott Weller, Scott Frodle and Mark Gosselin.

“Law” means any federal, state, local, municipal, foreign, international, multinational, territorial or other administrative order, constitution, law, ordinance, rule, regulation, requirement, permit, authorization, statute or treaty and any guidance issued thereunder, including any transitional relief or rules provided in connection therewith.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company thereunder.

“Lenders” has the meaning set forth in the TNS Credit Agreement.

“Licenses” means permits, licenses, certifications, approvals, registrations, consents, authorizations, exemptions and orders required, issued or granted by any Governmental Authority.

“Lien” means any pledge, mortgage, title defect or objection, claim, lien, charge, encumbrance or security interest of any kind or nature.

“Loss” means losses, liabilities, damages, debt, Taxes, interest and penalties, costs and expenses paid out-of-pocket, including reasonable out-of-pocket attorneys’ fees and expenses.

“Monthly Gross Margin” means, for any month, (a) the Company’s revenues for such month (excluding any non-recurring revenues) less (b) the Company’s Cost of Sales for such month.

“Net Income Contribution” means, for any month, (a) the Monthly Gross Margin for such month less (b) any direct research and development costs (including capitalized research and development costs), sales and marketing costs and finance and operations costs less (c) indirect costs of the Company (including costs allocated to the Company by Parent or any of its Subsidiaries) incurred in connection with its products and services for such month, including, but not limited to, shared services provided for human resources, accounting, IT support and other costs not directly attributable to providing the Company’s products and services; provided, however, that to the extent such expenses were previously deducted in calculating the Monthly Gross Margin, such expenses shall not also be deducted pursuant to (b) above; provided, further, that any costs allocated to the Company by the Parent or any of its Subsidiaries under (c) above shall not include amounts that the Company would not otherwise have incurred if not solely for Parent’s status as a “reporting company” under the Exchange Act.

“Order” means any award, decision, decree, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by, or any agreement entered into with, any court, administrative agency or any other Governmental Authority or arbitrator.

“Paid Earn-Out Consideration” means Earn-Out Consideration actually paid to Shareholders pursuant to Section 2.15.

“Paid in Full” means the payment in full, in cash, of all amounts outstanding under the Senior Indebtedness (except for any contingent indemnification obligations for which no claims has been made), whether due and payable at such time, and the complete termination of any revolving commitments, letter of credit commitments and other commitments to make extensions of credit pursuant to, or in respect of, any Senior Indebtedness.

“Parent Capitalized Leases” means any leases of the Company that would be required to be classified as capitalized leases in accordance with GAAP and for which Parent or any of its Subsidiaries is the lessor thereunder.

“Parent Shares” means shares of common stock, par value $0.01 per share, of Parent.

“Payoff Letters” means the letters provided by the holders of the Company Debt Amount to the Company in connection with the repayment of the Company Debt as contemplated hereby.

“Permitted Liens” means (i) statutory liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s  and similar liens granted or which arise in the ordinary course of business and securing obligations not yet due and payable, (iii) the interest of a landlord under a lease or a licensor under a license, (iv) zoning, building codes and other land use laws regulating the use or occupancy of real property or activities thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such property or the operations of the Company thereon, (v) such other Liens or imperfections that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien or imperfection, (vi) licenses under Intellectual Property granted in the ordinary course of business, and (vii) any Liens set forth on Section 1.01 of the Company Disclosure Letter.

“Person” means any individual, corporation, partnership, association, trust, unincorporated organization, limited liability company, other entity or Governmental Authority.

“Post-Closing Tax Period” means any taxable period or portion thereof that begins after the Closing Date.  In the case of a Straddle Period, the portion of the taxable period beginning on the day after the Closing Date constitutes a Post-Closing Tax Period.

“Pre-Closing Taxes” means (i) all Taxes (or the non-payment thereof) of the Company attributable to any Pre-Closing Tax Period; (ii) all Taxes (or the non-payment thereof) of any member of an affiliated, consolidated, combined or unitary group of which the Company is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (iii) all Taxes (or the non-payment thereof) of any Person (other than the Company) imposed on the Company as a transferee or successor, by Contract or pursuant to any Law, rule or regulation, which Taxes relate to an event or transaction occurring prior to Closing, in each case, excluding (a) any Taxes that were taken into account in the determination of the Final Net Working Capital or Company Transaction Costs, (b) any Transfer Taxes for which Parent is responsible under Section 6.03, and (c) any Taxes of the Company arising from (I) any breach by Parent or Merger Sub of any covenant or agreement set forth in this Agreement or (II) any transaction or event occurring on the Closing Date, but after the Closing, that is outside the ordinary course of business (except for any transaction or event resulting from the actions of the Shareholders or the Shareholder Representative), and excluding, for the avoidance of doubt, all applicable Taxes arising out of payments of Merger Consideration of a compensatory nature made to Shareholders during the Post-Closing Tax Period in accordance with Schedule X, Section 2.07, Section 2.08, Section 2.11, Section 2.13, Section 2.14 and Section 2.15 (including with respect to Company Options) and to participants in the Retention Bonus Plan in accordance with the terms thereof.  In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Company for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of the Company that relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on and including the Closing Date and the denominator of which is the number of days in the entire taxable period.

“Pre-Closing Tax Period” means any taxable period or portion thereof ending on or before the Closing Date.  In the case of a Straddle Period, the portion of the taxable period through the end of the Closing Date constitutes a Pre-Closing Tax Period.

“Pro Rata Common Interest” means, with respect to a Shareholder as of a given date, a percentage equal to the percentage of the Common Consideration and other Merger Consideration (excluding the Series B Preferential Amount and the Series A Preferential Amount) that has been paid to such Shareholder pursuant to Sections 2.07, 2.08, 2.11 and 2.15.  For the avoidance of doubt, for purposes of determining the Pro Rata Common Interest of any Executive Shareholder, each Parent Share received by such Executive Shareholder shall be valued at the Closing Date Reference Price.

“Proceeding” means any action, arbitration, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding.

“Retention Bonus Plan” means the Retention Bonus Plan in the form attached hereto as Exhibit B.

“SEC” means the United States Securities and Exchange Commission and any successor thereto.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder, each as amended from time to time.

“Series A Per Share Preferential Amount” means an amount in cash equal to $0.967.

“Series B Per Share Preferential Amount” means an amount in cash equal to $1.706.

“Series A Preferential Amount” means an amount equal to (i) the Series A Per Share Preferential Amount multiplied by the number of shares of the Company’s Series A Preferred Stock that are issued and outstanding immediately prior to the Effective Time, which shall be deemed for purposes of this definition to include shares that are issuable pursuant to Company Warrants to purchase shares of Series A Preferred that are outstanding immediately prior to the Effective Time, minus (ii) any Dissenting Shareholder Payment Amounts paid in respect of shares of Series A Preferred.

“Series B Preferential Amount” means an amount equal (i) to the Series B Per Share Preferential Amount multiplied by the number of shares of the Company’s Series B Preferred Stock that are issued and outstanding immediately prior to the Effective Time, which shall be deemed for purposes of this definition to include shares that are issuable pursuant to Company Warrants to purchase shares of Series B Preferred that are outstanding immediately prior to the Effective Time, minus (ii) any Dissenting Shareholder Payment Amounts paid in respect of shares of Series B Preferred.

“Shareholder” means any holder of Company Stock (other than the Dissenting Shareholders, the Company, Merger Sub or Parent) immediately prior to the Effective Time, including the Securityholders, and shall include any holder of any Company Option or Company Warrant that is entitled to receive Merger Consideration with respect to such options or warrants pursuant to this Agreement.

“Shareholder Representative Fund” means Five Hundred Thousand Dollars ($500,000.00).

“Subscriber” means a Person who subscribes to, and pays for, the Company’s Caller Name ID Product on one of the carriers listed in Schedule 1.1.

“Subsidiary” means, with respect to any Person, a corporation or other entity of which fifty percent (50%) or more of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Takeover Proposal” means any inquiry, proposal or offer from any Person relating to, in a single transaction or series of related transactions, (i) any direct or indirect acquisition or purchase of twenty percent (20%) or more of the assets of the Company or twenty percent (20%) or more of the voting power of the Company Stock then outstanding.

“Target Net Working Capital” means $1,373,000.

“Tax” (and with the corresponding meaning “Taxes” and “Taxable”) means all (i) United States federal, state or local or non-United States taxes, assessments, charges, duties, levies or other similar governmental charges of any nature, including all income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, ad valorem, value added, alternative minimum, environmental, customs, social security (or similar), unemployment, sick pay, disability, registration and other taxes, assessments, charges, duties, fees, levies or other similar governmental charges of any kind whatsoever, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, penalties and interest; (ii) any liability for the payment of any amount of a type described in clause (i) arising as a result of being or having been a member of any consolidated, combined, unitary or other group or being or having been included or required to be included in any Tax Return related thereto; and (iii) any liability for the payment of any amount of a type described in clause (i) or clause (ii) as a result of any obligation to indemnify or otherwise assume or succeed to any such liability of another Person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” shall mean the IRS and any other United States federal, state, local or non-United States Governmental Authority responsible for the administration of any Tax.

“TNS Credit Agreement” means that certain Credit Agreement, dated as of November 19, 2009 (as amended, restated, amended and restated, refinanced, extended, replaced, supplemented or otherwise modified from time to time), by and  among Transaction Network Services, Inc., Parent, the financial institutions from time to time party thereto, SunTrust Bank, in its capacity as Agent, Swing Line Lender and L/C Issuer, General Electric Capital Corporation, in its capacity as Documentation Agent, and Bank of America, N.A., in its capacity as Syndication Agent.

“TNS Lender Consent” means (a) the receipt on or prior to the Closing of lender commitments to increase the revolver and term loan facilities under the TNS Credit Agreement in an aggregate amount of up to $75 million and the availability of such funds on at Closing, and (b)  the consent and approval of the Requisite Lenders (as defined in the TNS Credit Agreement) (i) to consummate the Merger substantially on the terms contemplated in this Agreement and (ii) to adjust the capital expenditure limitation and maximum leverage ratio applicable to Transaction Network Services, Inc. and its Subsidiaries.

“WBCA” means the Washington Business Corporation Act.

“Working Capital” means, with respect to the Company, the Company’s (i) (x) current assets (including for this purpose any current tax assets but not including any portion of deferred taxes or similar items that are intended to reflect timing differences between book and tax income) and (y) cash and cash equivalents minus (ii) the Company’s current liabilities (including for this purpose any current tax liabilities but not including any portion of deferred taxes or similar items that are intended to reflect timing differences between book and tax income), including deferred revenue, but excluding Company Transaction Costs (to the extent paid at Closing pursuant to Section 2.08(c)(iii)), any lease obligations, credit lines or debt (including the Company Debt Amount (to the extent paid at Closing pursuant to Section 2.08(c)(iv)), each as reflected on the Company’s Closing Date balance sheet.  Except as expressly provided above or otherwise in this Agreement, the foregoing shall be determined in accordance with GAAP applied on a consistent basis consistent with the methodologies, practices and principles used in the preparation of the Company Financial Statements.

Section 1.02           Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:

“$0.01 Securities”	Schedule X
“$0.01 Share”	Schedule X
“$0.967 Securities”	Schedule X
“$0.967 Share”	Schedule X
“$1.50 Securities”	Schedule X
“$1.50 Share”	Schedule X
“$4.50 Securities”	Schedule X
“$4.50 Share”	Schedule X
“Allocation Schedule”	Section 2.08(c)
“Audited Financial Statements”	Section 3.06(a)
“Bankruptcy Event”	Section 2.15(j)(ii)(B)
“Basket”	Section 9.02(b)
“Basket Increase Date”	Section 9.02(b)
“Bridge Loan”	Section 5.01
“Certificates”	Section 2.09(a)
“Claim Date”	Section 9.02(b)
“Closing Date”	Section 2.02
“Closing Date Statement”	Section 2.14(c)
“Common Stock”	Section 3.02(a)
“Company”	Preamble
“Company Benefit Plan”	Section 3.10(a)
“Company Board”	Recitals
“Company Consents”	Section 6.01
“Company Disclosure Letter”	Article III
“Company Financial Statements”	Section 3.06(a)
“Company Intellectual Property”	Section 3.18(b)
“Company License”	Section 3.11
“Company Requisite Approvals”	Section 3.20
“Company Software”	Section 3.18(f)
“Company Stock”	Section 3.02(a)
“Company Systems”	Section 3.18(e)
“Confidentiality Agreement”	Section 6.04
“Covered Persons”	Section 5.08(a)
“Default Notice”	Section 2.15(j)(ii)(A)
“Dissenting Shares”	Section 2.07(a)
“Dissenting Shareholders”	Section 2.07(a)
“Earn-Out Consideration”	Section 2.15
“Effective Time”	Section 2.03
“Employment Arrangement”	Section 3.10
“Escrow Agreement”	Section 7.01(d)
“Estimated Closing Date Consideration”	Section 2.14(b)
“Estimated Negative Net Working Capital Adjustment”	Section 2.14(b)
“Estimated Positive Net Working Capital Adjustment”	Section 2.14(b)
“Estimated Net Working Capital”	Section 2.14(a)

“Estimated Net Working Capital Statement”	Section 2.14(a)
“Excess Amount”	Section 2.14(e)(i)
“Final Net Working Capital”	Section 2.14(c)
“Firm”	Section 10.15
“Firm Transaction Documents”	Section 10.15
“Flexible Benefit Plan”	Section 3.10
“Fully Diluted Shares”	Schedule X
“Fundamental Representations”	Section 9.01(a)
“Indemnification Cap”	Section 9.02(b)
“Indemnified Party”	Section 9.05(a)
“Indemnifying Party”	Section 9.05(a)
“Insured Parties”	Section 5.08(c)
“Major Client”	Section 3.21
“Material Contracts”	Section 3.12
“Merger”	Recitals
“Merger Consideration”	Section 2.08(a)
“Merger Sub”	Preamble
“Merger Sub Board”	Recitals
“Monthly Statement”	Section 2.15(e)
“Neutral Accountant”	Section 2.14(d)
“Notice”	Section 2.14(d)
“Notice Period”	Section 2.14(d)
“Interim Financial Statements”	Section 3.06
“Parent”	Preamble
“Parent Board”	Recitals
“Parent Consents”	Section 4.03(a)
“Parent Indemnified Parties”	Section 9.02(a)
“Parent SEC Documents”	Section 4.05
“Pending Claims”	Section 2.13(b)
“Per Share Earn-Out Consideration”	Section 2.15(i)
“Per Share Escrow Portion”	Section 2.08(d)
“Per Share Shareholder Representative Fund Portion”	Section 2.08(e)
“Preferred Stock”	Section 3.02(a)
“Post-Closing Matters”	Section 10.15
“Resolution Period”	Section 2.14(d)
“Retention Bonus Amounts”	Section 2.16
“Shareholder Indemnified Parties”	Section 9.03
“Securityholders”	Recitals
“Securityholder Written Consent”	Recitals
“Section 280G Payment”	Section 5.09
“Senior Indebtedness”	Section 2.15(j)(i)
“Series A Preferred”	Section 3.02(a)
“Series B Preferred”	Section 3.02(a)
“Series B Warrants”	Schedule X
“Series B Warrant Share”	Schedule X
“Shareholder Documents”	Section 5.05(a)
“Stock Consideration”	Section 2.08(b)
“Subordinated Obligations”	Section 2.15(j)(i)
“Surviving Company”	Section 2.01
“Third Party Claim”	Section 9.05(a)
“Transfer Taxes”	Section 6.03

“Transmittal Instructions”	Section 2.09(a)
“Unpaid Earned Earn-Out Consideration”	Section 2.14(f)
“Voting Agreement”	Section 7.02(k)
“WARN Act”	Section 3.17(b)

Article II.

THE MERGER

Section 2.01           Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the WBCA, at the Effective Time, the Merger Sub shall be merged with and into the Company.  As a result of the Merger, the separate corporate existence of the Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Company”).

Section 2.02           Closing.  The Closing shall be held at such time, date (the “Closing Date”) and location as may be mutually agreed by Parent and the Company.  In the absence of such agreement, the Closing shall take place at 9:00 a.m. Pacific time as soon as possible (and no later than the second (2nd) Business Day) after satisfaction or waiver of the conditions set forth in Article VII below (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver (to the extent permitted hereunder) of those conditions), unless this Agreement has been theretofore terminated pursuant to Article VIII below, by the release of Closing documents by the parties to each other after delivery thereof by overnight courier, or by such other means or upon such later date or time as is agreed upon by the parties.

Section 2.03           Effective Time.  Upon the terms and subject to the conditions set forth in the Agreement, on the Closing Date, the parties shall cause the Merger to be consummated by filing Articles of Merger in the form attached hereto as Exhibit C (the “Articles of Merger”), and any other required documents, in such form as required by, and executed in accordance with the relevant provisions of, the WBCA (the time of such filing and acceptance by the Washington Secretary of State, or such later time as may be agreed in writing by Parent and Company and specified in the Articles of Merger, being referred to herein as the “Effective Time”).

Section 2.04           Effect of the Merger.  At the Effective Time, the Merger shall have the effect provided in this Agreement and the applicable provisions of the WBCA.  Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all of the property, rights, privileges, powers and franchises of the Merger Sub and the Company shall vest in the Surviving Company, and all debts, liabilities, obligations and duties of the Merger Sub and the Company shall become the debts, liabilities, obligations and duties of the Surviving Company.

Section 2.05           Surviving Company’s Organizational Documents.  At the Effective Time, the articles of incorporation of the Company shall be amended in their entirety to read as set forth on Exhibit D hereto, and, as so amended, shall be the articles of incorporation of the Surviving Company until thereafter changed or amended as provided therein or by applicable law.  The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company until thereafter changed or amended as provided therein or by applicable law.

Section 2.06           Surviving Company’s Directors and Officers.  The directors of Merger Sub immediately prior to the Effective Time (and identified as Surviving Company Directors in Exhibit E hereto) shall be the initial directors of the Surviving Company, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Company.  The Persons identified in Exhibit F hereto as Surviving Company Officers shall be the initial officers of the Surviving Company, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Company.

Section 2.07           Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without action on the part of any of Parent, the Merger Sub, the Company or its shareholders, the following shall occur:

(a)           Conversion of Company Stock.  Each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Stock (“Dissenting Shares”) that are held by shareholders exercising dissenters’ rights pursuant to Section 23B.13 of the WBCA (“Dissenting Shareholders”), which are provided for in Section 2.10), shall be cancelled, retired and shall cease to exist and shall be converted into and represent, upon surrender of a Certificate formerly representing such share in the manner provided in this Agreement, the right to receive the following amounts:

(i)            in the case of a share of Series B Preferred, an amount equal to the amount per share determined according to, and subject to the payment provisions set forth in, Schedule X;

(ii)           in the case of a share of Series A Preferred, the amount per share determined according to, and subject to the payment provisions set forth in, Schedule X; and

(iii)          in the case of a share of Common Stock, , the amount per share determined according to, and subject to the payment provisions set forth in, Schedule X.

(b)           Conversion of Company Options and Warrants.  Each Company Option and each Company Warrant issued and outstanding immediately prior to the Effective Time shall be terminated and shall be automatically converted into and represent the right to receive the consideration set forth in Section 2.11.

(c)           Merger Sub.  At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and be exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Company.

Section 2.08           Calculation and Payment of the Closing Date Consideration.

(a)           The consideration for all of the Company Stock, Company Options and Company Warrants shall be comprised of all of the amounts payable under Schedule X (collectively, the “Merger Consideration”).  The Merger Consideration shall be paid in accordance with Schedule X, Section 2.07, this Section 2.08, Section 2.11, Section 2.13, Section 2.14 and Section 2.15.

(b)           At least three (3) Business Days prior to the Closing Date, the Shareholder Representative shall deliver to Parent and Merger Sub a schedule setting forth (i) the portion of the Closing Date Consideration payable to each Shareholder that is not an Executive Shareholder, (ii) the portion of the Closing Date Consideration payable to each Shareholder that is an Executive Shareholder, which amount shall be paid (A) in the case of Rick Hennessey and Scott Weller, 75% in cash and 25% in Parent Shares and (B) in the case of Scott Frodle and Mark Gosselin, 50% in cash and 50% in Parent Shares, with all such Parent Shares issued to the Executive Shareholders (the “Stock Consideration”) in each case valued at the Closing Date Reference Price and rounded down to the nearest whole share, (iii) the Company Debt Amount as of the Closing Date, and (iv) the estimated Company Transaction Costs payable at Closing (including the Person to whom such Company Transaction Costs are payable) (the

“Allocation Schedule”).  For purposes of the Allocation Schedule, the portion of the Closing Date Consideration payable in respect of each share of Company Stock shall be determined as if the “fair value” of the Dissenting Shares were equal to the portion of the Merger Consideration that would have been paid to the Dissenting Shareholders in connection with Closing in respect of such shares if the holders of such shares did not constitute Dissenting Shareholders.

(c)           Subject to the terms and conditions of this Agreement, at the Effective Time, Parent shall (i) pay, or cause to be paid, an amount equal to the Closing Date Consideration less an amount equal to the Stock Consideration by wire transfer of immediately available funds to an account designated by the Shareholder Representative at least three (3) Business Days prior to Closing for the benefit of the Shareholders, (ii) pay, or cause to be paid, the Dissenting Shareholder Payment Amount (if any) by wire transfer of immediately available funds to an account designated by the Company for payment to any Dissenting Shareholder in accordance with Section 2.10, (iii) pay, or cause to be paid, the Company Transaction Costs to an account (or accounts) designated by the Company for payment to the applicable Persons set forth in the Allocation Schedule, (iv) pay, or cause to be paid, on behalf of the Company, the Company Debt Amount to be repaid to the party or parties entitled thereto pursuant to the Payoff Letters; (v) issue and deliver the certificates representing the Stock Consideration to the Company for the benefit of the Executive Shareholders entitled to receive the same, and (vi) deposit the Escrow Amount and the Shareholder Representative Fund with the Escrow Agent as set forth in the Escrow Agreement.

(d)           Subject to Section 2.13(b), on the Escrow Release Date, the Escrow Agent shall release the remaining balance of the Escrow Amount to the Shareholder Representative, for and on behalf of the Shareholders, to be distributed as set forth in Schedule X (the amount paid to a Shareholder under this subsection (d), the “Per Share Escrow Portion”).

(e)           On the later of (i) the Business Day immediately following the eighteen month anniversary of the Closing Date and (ii) the Business Day immediately following the final resolution of all Pending Claims, if the balance of the Shareholder Representative Fund is in excess of $250,000, the Shareholder Representative shall promptly give notice to the Escrow Agent directing the Escrow Agent to release the portion of the balance of the Shareholder Representative Fund that is in excess of $250,000, and the Shareholder Representative shall promptly distribute such amount to the Shareholders.  In addition, at such time as the Earn Out Period has passed, all Gross Margin Dispute Notices (if any) have been resolved and all Pending Claims (if any) have been resolved, the Shareholder Representative shall promptly give notice to the Escrow Agent directing the Escrow Agent to release the balance of the Shareholder Representative Fund, and the Shareholder Representative shall promptly distribute such amount to the Shareholders.  In each case, the funds released from the Shareholder Representative Fund and paid to the Shareholders shall be distributed as set forth in Schedule X (the amounts paid to a Shareholder under this subsection (e), the “Per Share Shareholder Representative Fund Portion”):

Section 2.09           Exchange Procedures.

(a)           Surrender Procedures.  At or prior to the Effective Time, the Company shall cause to be mailed to each record holder, as of the Effective Time, of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Stock (the “Certificates”), (i) a letter of transmittal (including an appropriate IRS form W-9 or W-8) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration (collectively, the “Transmittal Instructions”).  The Transmittal Instructions shall be in a form and substance acceptable to Parent and the Company.  Upon surrender of a Certificate for cancellation to the Company together with such Transmittal Instructions, properly completed and duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor their share of the Merger

Consideration and the Stock Consideration (if any) as specified in the Allocation Schedule and as provided for in Section 2.08 (less any amounts paid to Parent pursuant to Section 2.13 or to the Shareholder Representative pursuant to Section 5.07). No interest shall be paid or accrued on the cash payable upon the surrender of a Certificate.  In the event of a transfer of ownership of shares of Company Stock which is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee if the Certificate representing such shares of Company Stock is presented to the Company, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid.  Until surrendered as contemplated by this Section 2.09(a), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration or the right to demand to be paid the “fair value” of the shares represented thereby (plus accrued interest, if required under Section 23B.13 of the WBCA) as contemplated by Section 2.10.

(b)           No Further Rights in the Company Stock.  As of the Effective Time, all Company Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, except for the right to receive (i) the consideration provided under this Agreement and (ii) in the case of Company Stock on the relevant record date, any dividend or other distribution with respect to Company Stock with a record date occurring prior to the Effective Time.

(c)           Termination of Exchange Fund.  Any portion of the Merger Consideration that remains undistributed to the former holders of the Company Stock for twelve (12) consecutive months after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Company Stock who have not theretofore complied with this Section 2.09 shall thereafter look only to Parent and the Surviving Company to claim the Merger Consideration owed to them hereunder, without interest thereon.

(d)           No Liability.  Notwithstanding anything herein to the contrary, neither Parent nor the Surviving Company shall be liable to any holder of Company Stock for any cash or other payment delivered to a Governmental Authority pursuant to any abandoned property, escheat or similar Laws.

(e)           Withholding Rights.

(i)            Parent, Merger Sub, the Surviving Company and the Shareholder Representative shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as Parent, Merger Sub, the Surviving Company or the Shareholder Representative is required to deduct and withhold with respect to the making of such payment under the Code, or any other provision of applicable Law, and Parent, Merger Sub, the Surviving Company or the Shareholder Representative shall timely pay over such withheld amounts to the appropriate Governmental Authority.  Any amounts so withheld shall be treated as paid to such Person for all purposes of this Agreement.

(ii)           Without limiting the generality of the foregoing, notwithstanding anything herein to the contrary, amounts payable to holders of Company Options in accordance with Schedule X, Section 2.08, Section 2.11, Section 2.14 and Section 2.15 shall be paid to a special distribution account at the Surviving Company’s then designated payroll service, which shall distribute such amounts (less any applicable deductions and withholdings) to the persons who are or were the holders of Company Options as of immediately prior to the Effective Time.  The Surviving Company shall be responsible for the proper reporting to the appropriate Taxing Authority and such holders of compensation arising from the payment of such amounts (and the amount of any Stock Consideration paid to any such holders) contemplated herein.  The Shareholder Representative, the Company, the

Surviving Company and Parent shall cooperate fully and in good faith, as and to the extent reasonably requested by the other parties to further the intent of this Section 2.09(e)(ii).

(f)            Lost, Stolen or Destroyed Certificate.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if requested by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, the Company will pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Company Stock represented by such Certificate.

Section 2.10           Dissenters’ Rights.  Notwithstanding anything in this Agreement to the contrary, if any Dissenting Shareholder shall demand to be paid the “fair value” of its Dissenting Shares, as provided in Section 23B.13 of the WBCA, such Dissenting Shares shall not be converted into or exchangeable for the right to receive the Merger Consideration (except as provided in this Section 2.10) and shall entitle such Dissenting Shareholder only to payment of the fair value of such Dissenting Shares (plus accrued interest, if required under Section 23B.13 of the WBCA), in accordance with Section 23B.13 of the WBCA, unless and until such Dissenting Shareholder withdraws or effectively loses the right to dissent.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment of fair value of Dissenting Shares prior to the Effective Time.  The Company shall give Parent notice thereof prior to the Effective Time and Parent shall have the right to participate at its own expense in all negotiations and Proceedings with respect to any such demands.  If any Dissenting Shareholder shall have effectively withdrawn or lost the right to dissent, then as of the later of the Effective Time or the occurrence of such event, the Dissenting Shares held by such Dissenting Shareholder shall be cancelled and converted into and represent the right to receive the Merger Consideration pursuant to Section 2.08, the Company shall forward to the Shareholder Representative for distribution to the Dissenting Shareholder the portion of the Dissenting Shareholder Payment Amounts allocable to such Dissenting Shareholder in respect of such Dissenting Shares, and such Dissenting Shareholder shall be considered to be a “Shareholder” hereunder.

Section 2.11           Company Options and Company Warrants.   At or prior to the Effective Time, the Company shall take all action necessary (including any necessary determinations and/or resolutions of the Company’s Board of Directors or a committee thereof) such that at the Effective Time, each Company Option and each Company Warrant, whether vested or unvested, that is outstanding and unexercised immediately prior thereto shall be subject to the provisions of this Section 2.11 without limitation.  In addition to the foregoing, prior to the Effective Time, the Company shall terminate all equity incentive plans of the Company, effective not later than immediately prior to, and subject to the occurrence of, the Effective Time.  Immediately prior to the Effective Time, each Company Option and each Company Warrant, whether vested or unvested, that is outstanding and unexercised immediately prior thereto shall become fully vested and exercisable.  Immediately following the Effective Time, all outstanding Company Options and Company Warrants that have not been exercised as of the Effective Time shall cease to be exercisable and shall automatically be terminated and retired without any further action of the Company, Parent or the Surviving Company, and each holder of any such Company Option or Company Warrant shall cease to have any right with respect thereto, except the right to receive the consideration set forth in Schedule X, subject to the withholding rights provision in Section 2.09(e).

Section 2.12           Stock Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed and thereafter, there shall be no further registration of transfers of shares of Company Stock theretofore outstanding on the records of the Company.  From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares of Company Stock except as otherwise provided herein or by Law.  On or after the Effective Time, any Certificates presented to the Company or Parent for any reason shall be converted into a portion of the Merger Consideration except as otherwise provided herein or by Law.

Section 2.13           Escrow.

(a)           The Escrow Amount shall be used to satisfy (i) Losses, if any, for which any Parent Indemnified Party is entitled to indemnification or reimbursement in accordance with Article IX hereof; (ii) payments, if any, made by the Surviving Corporation to all Dissenting Shareholders pursuant to Section 2.10, but only to the extent that such payments, in aggregate, exceed the Dissenting Shareholder Payment Amount; and (iii) the amount of any post-Closing adjustments owed by the Shareholders pursuant to Section 2.14.

(b)           Subject to Article IX, the Escrow Agent shall release the remaining balance of the Escrow Amount to the Shareholder Representative (for payment to the Shareholders in accordance with Section 2.08(d)) on the first Business Day which is eighteen (18) months after the Closing Date (the “Escrow Release Date”); provided that if on the Escrow Release Date any claim by any Parent Indemnified Party has been made that could result in Losses and Parent has notified the Shareholder Representative of such claim in writing (a “Pending Claim”), then there shall be withheld from the distribution to the Shareholder Representative an amount of the Escrow Amount necessary to cover all Losses potentially resulting from all such Pending Claims until final resolution of each such Pending Claim in accordance with Article IX hereof.

Section 2.14           Working Capital Adjustments.

(a)           Estimated Working Capital Statement.  Not less than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent and Merger Sub a statement (the “Estimated Net Working Capital Statement”) executed by the Company’s Chief Executive Officer setting forth an estimate, as of the close of business on the Closing Date, of the Working Capital of the Company (the “Estimated Net Working Capital”).  The Estimated Net Working Capital Statement shall be based upon the books and records of the Company, shall include a balance sheet of the Company as of the Closing Date, and shall be prepared in accordance with GAAP applied on a consistent basis consistent with the methodologies, practices, principles and estimates used in the preparation of the Company Financial Statements, to the extent applicable, and in a manner consistent with the example calculation as of June 30, 2010 set forth in Exhibit G.

(b)           Closing Date Adjustment.  If the Estimated Net Working Capital is less than Target Net Working Capital, then the Closing Date Consideration to be paid at Closing will be reduced (on a dollar for dollar basis) by an amount equal to such shortfall (such amount, the “Estimated Negative Net Working Capital Adjustment”).  If the Estimated Net Working Capital is greater than the Target Net Working Capital, then the Closing Date Consideration to be paid at Closing will be increased (on a dollar for dollar basis) by an amount equal to such excess (such amount, the “Estimated Positive Net Working Capital Adjustment”).  If the Estimated Net Working Capital is equal to the Target Net Working Capital, then the Closing Date Consideration will not be adjusted pursuant to this Section 2.14(b).  The Closing Date Consideration to be paid at Closing, as determined after the adjustments made in this Section 2.14(b), is referred to herein as the “Estimated Closing Date Consideration.”

(c)           As promptly as practicable (but in no event later than seventy-five (75) days after the Closing Date), Parent shall deliver to the Shareholder Representative a statement (the “Closing Date Statement”) setting forth a calculation, with reasonable supporting detail, of the Net Working Capital of the Company as of the close of business on the Closing Date (the “Final Net Working Capital”).  The Final Net Working Capital shall be based upon the books and records of the Company, shall include a balance sheet of the Company as of the Closing Date, and shall be prepared in accordance with GAAP applied on a consistent basis consistent with the methodologies, practices, principles and estimates used in the preparation of the Company Financial Statements, to the extent applicable, and in a manner consistent with the example calculation as of June 30, 2010 set forth in Exhibit G.

(d)           Until such time as the calculation of the amounts shown on the Closing Date Statement are final, binding and conclusive on the parties in accordance with this Section 2.14, the Shareholder Representative and its accountants shall be permitted to discuss with Parent and the Surviving Company and their respective accountants (with such accountants’ consent) the proposed Closing Date Statement, and shall be provided copies of, and have access upon reasonable notice at all reasonable times during normal business hours to, the work papers (provided the Shareholder Representative has delivered a release satisfactory to the accounting firm which prepared the working papers if so requested by such accounting firm) and supporting records of Parent and the Surviving Company so as to allow the Shareholder Representative and its accountants to become informed concerning all matters relating to the preparation of the Closing Date Statement and the accounting procedures, methodologies, tests and approaches being used in connection therewith.  If the Shareholder Representative has any objections to the Closing Date Statement as prepared by Parent, the Shareholder Representative shall, within thirty (30) days after the Shareholder Representative’s receipt of the Closing Date Statement (the “Notice Period”), give written notice (the “Notice”) to Parent, and to the extent practicable based on the information available, specifying in reasonable detail such objections and the basis therefor.  If the Shareholder Representative does not deliver the Notice within such thirty (30) day period, Parent’s determinations on the Closing Date Statement shall be final, binding and conclusive on the Company, Shareholder Representative (on behalf of the Shareholders) and Parent.  If the Shareholder Representative provides a Notice within such thirty (30) day period, then (i) any amounts on the Closing Date Statement not objected to in the Notice shall be final, binding and conclusive on the Company, Shareholder Representative (on behalf of the Shareholders) and Parent and (ii) the Shareholder Representative and Parent shall negotiate during the thirty (30) day period (the “Resolution Period”) after the date of Parent’s receipt of the Notice to resolve any disputes regarding the amounts set forth in the Notice.  If the Shareholder Representative and Parent are unable to resolve all such disputes within the Resolution Period, then within five (5) Business Days after the expiration of the Resolution Period, all unresolved disputes shall be submitted to an independent accounting firm mutually satisfactory to Parent and the Shareholder Representative (the “Neutral Accountant”), who shall be engaged to provide a final, binding and conclusive resolution of all unresolved disputes within thirty (30) Business Days after such engagement.  Within ten (10) days after the Neutral Accountant is appointed, Parent shall forward a copy of the Closing Date Statement to the Neutral Accountant, and the Shareholder Representative shall forward a copy of the Notice, as well as, in each case, any relevant supporting documentation.  The Neutral Accountant’s role shall be limited to resolving such objections.  In resolving such objections, the Neutral Accountant shall apply the provisions of this Agreement concerning determination of the Closing Date Statement.  The Neutral Accountant shall promptly provide written notice of its resolution of such objections to Parent and Shareholder Representative and the resulting adjustments shall be deemed finally determined for purposes of Section 2.14.  The Neutral Accountant shall be instructed to use reasonable efforts to perform its services within thirty (30) days of submission of the statement(s) and objection(s) to it and, in any case, as soon as practicable after such submission.  In resolving any disputed item, the Neutral Accountant:  (x) shall limit its review to matters specifically set forth in the Notice as a disputed item, (y) shall further limit its review to whether the Closing Date Statement is mathematically accurate and has been prepared in accordance with the terms of this Agreement and (z) shall not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party.  If the Neutral Accountant selected as described above is unable or unwilling to act when called upon pursuant to this Section, then the parties shall promptly appoint a substitute to act in substitution for the original designee (or if no substitute is so appointed within fifteen (15) days, then such dispute shall be resolved by a single arbitrator, sitting in Seattle,

Washington, appointed by the American Arbitration Association upon application by the parties), and, upon acceptance of such appointment, such substitute, or arbitrator so appointed, shall, for purposes of this Agreement, be deemed to be the Neutral Accountant, as applicable, and the time periods prescribed above in this Section 2.14(d) shall run from the date of such substitute’s or arbitrator’s acceptance of appointment hereunder. The fees and expenses of the Neutral Accountant shall be borne by the parties in proportion to the amounts by which their proposals differed from the Neutral Accountant’s final determination.  In connection with the resolution of any dispute, each party (the Shareholder Representative on one hand and Parent on the other) shall pay its own fees and expenses (provided that the Shareholder Representative shall have the right to be reimbursed or advanced such fees and expenses from the Shareholder Representative Fund as provided in Section 5.07), including without limitation, legal, accounting and consultant fees and expenses.  Notwithstanding anything to the contrary in this Agreement, any disputes regarding amounts shown in the Closing Date Statement shall be resolved as set forth in this Section 2.14(d).

(e)           Within three (3) Business Days after the Final Net Working Capital is finally determined pursuant to Section 2.14(d) the Parent and Shareholder Representative shall determine the amount by which the Closing Date Consideration would have been adjusted pursuant to Section 2.14(b) had the Final Net Working Capital been substituted for the Estimated Net Working Capital as of Closing.

(i)            If such substitution would have resulted in a Closing Date Consideration that is greater than the Estimated Closing Date Consideration (such difference the “Excess Amount”), then Parent shall pay or cause to be paid within five (5) Business Days from the date on which the Final Net Working Capital is finally determined pursuant to Section 2.14(d), by wire transfer of immediately available funds, such Excess Amount to an account designated by the Shareholder Representative, for and on behalf of the Shareholders, and the Shareholder Representative shall distribute such amount to the Shareholders in accordance with the terms of Section 2.07 of this Agreement.

(ii)           If such substitutions would have resulted in a Closing Date Consideration that is less than the Estimated Closing Date Consideration, then the Parent shall have the right to recover from the Escrow Amount an amount equal to such shortfall.

(iii)          If such substitutions would have resulted in a Closing Date Consideration equal to the Estimated Closing Date Consideration, there will be no adjustment to the Closing Date Consideration pursuant to this Section 2.14(e).

(f)            If the Escrow Amount is insufficient to cover all amounts due to Parent pursuant to this Section 2.14, then Parent shall be entitled to recover the deficiency (i) first, by offset against any Aggregate Milestone Amounts actually earned but not yet paid (such earned amount, the “Unpaid Earned Earn-Out Consideration”) and (ii) second, after recovery has been made by complete offset against any Unpaid Earned Earn-Out Consideration, the Shareholders (severally, and not jointly) in accordance with the provisions of Section 9.02(c).  Any amounts due from the Escrow Amount, the Aggregate Milestone Amounts (if any) or from the Shareholders pursuant to this Section 2.14 shall not be subject to any of the limitations or other procedures set forth in Article IX other than Section 9.02(b)(iii) and Section 9.02(c).

Section 2.15           Earn-Out Consideration.  In addition to the Closing Date Consideration, the Shareholders shall be entitled to additional consideration as follows in this Section 2.15 (the “Earn-Out Consideration”):

(a)           The final day of the second consecutive month (if any) during the Earn Out Period that each of the following are achieved (i) the Company’s Caller Name ID Product has been launched and has at least one (1) active Subscriber, (ii) the Company’s Monthly Gross Margin equals or exceeds $2,500,000, and (iii) the Company has a positive Net Income Contribution margin to Parent, shall be the “$2.5M Milestone Date.”  Within ninety (90) days of the $2.5M Milestone Date, Parent shall pay or cause to be paid to the Shareholder Representative for distribution to the Shareholders in accordance with Section 2.15(i) an amount equal to the $2.5M Milestone Shareholder Amount.

(b)           The final day of the second consecutive month (if any) during the Earn Out Period that the Company’s Monthly Gross Margin equals or exceeds $5,000,000 shall be the “$5M Milestone Date.”  Within ninety (90) days of the $5M Milestone Date, Parent shall pay or cause to be paid to the Shareholder Representative for distribution to the Shareholders in accordance with Section 2.15(i) an amount equal to the $5M Milestone Shareholder Amount, plus, if not otherwise paid prior to or on the $5M Milestone Date, the $2.5M Milestone Shareholder Amount.

(c)           The final day of the second consecutive month (if any) during the Earn Out Period that the Company’s Monthly Gross Margin equals or exceeds $7,500,000 shall be the “$7.5M Milestone Date.”  Within ninety (90) days of the $7.5M Milestone Date, Parent shall pay or cause to be paid to the Shareholder Representative for distribution to the Shareholders in accordance with Section 2.15(i) an amount equal to the $7.5M Milestone Shareholder Amount, plus, if not otherwise paid prior to or on the $7.5M Milestone Date, the $5M Milestone Shareholder Amount and $2.5M Milestone Shareholder Amount.

(d)           The final day of the second consecutive month (if any) during the Earn Out Period that the Company’s Monthly Gross Margin equals or exceeds $10,000,000 shall be the “$10M Milestone Date.”  Within ninety (90) days of the $10M Milestone Date, Parent shall pay or cause to be paid to the Shareholder Representative for distribution to the Shareholders in accordance with Section 2.15(i) an amount equal to the $10M Milestone Shareholder Amount, plus, if not otherwise paid prior to or on the $10M Milestone Date, the $7.5M Milestone Shareholder Amount, $5M Milestone Shareholder Amount and $2.5M Milestone Shareholder Amount.

(e)           Not later than thirty (30) days after the end of each month during the Earn Out Period, Parent shall prepare (or cause the Company to prepare) and deliver to the Shareholder Representative a statement setting forth the Company’s Monthly Gross Margin and, if the $2.5 Million Milestone Date has not occurred, the Net Income Contribution for the preceding month (the “Monthly Statement”).  Unless the Shareholder Representative disputes Parent’s determination of the Monthly Gross Margin and/or Net Income Contribution in accordance with the provisions of Section 2.15(f), Parent’s determination shall be conclusive and binding upon the Shareholder Representative and the Shareholders.  Parent shall make available to Shareholder Representative all books and records maintained by Parent and the Company as the Shareholder Representative may reasonably require in order for Shareholder Representative to review and confirm Parent’s calculation of the Monthly Gross Margin and Net Income Contribution, if applicable, as set forth in the Monthly Statement.

(f)            In the event that the Shareholder Representative disputes the calculation of the Monthly Gross Margin and/or Net Income Contribution, as applicable, in any given month, the Shareholder Representative shall notify Parent in writing by delivery of a notice (a “Gross Margin Dispute Notice”) within thirty (30) days after delivery of the Monthly Statement, which Gross Margin Dispute Notice shall set forth in reasonable detail the basis for such dispute.  If the Parent and the Shareholder Representative cannot mutually agree upon the calculation of the Monthly Gross Margin and/or Net Income Contribution, as applicable, within thirty (30) days after delivery of the Gross Margin Dispute Notice, Parent and the Shareholder Representative shall engage the Neutral Accountant to resolve such dispute.  The Neutral Accountant shall review the Monthly Statement and, within ten (10) Business Days of its appointment, shall make any adjustments necessary thereto (based solely upon the written proposals from the parties with respect to the items in dispute), and, upon completion of such review, such Monthly Statement and the calculation of the Monthly Gross Margin and/or Net Income Contribution, as applicable, as determined by the Neutral Accountant shall be binding upon the parties.  If such a review is conducted, then the party (i.e., Parent, on the one hand, or the Shareholders, on the other hand) whose last proposed written offer for the settlement of the items in dispute, taken as a whole, prior to the engagement of the Neutral Accountant to resolve such dispute was farther away from the final determination by the Neutral Accountant pursuant to the preceding sentence, shall pay all fees and expenses associated with such review.

(g)           During the Earn-Out Period, Parent agrees that:

(i)            Parent will maintain (or cause the Company to maintain) separate accounting of the Company for purposes of determining the Earn-Out Consideration; provided, however, that the Parent will be permitted to consolidate health and retirement benefit plans; and

(ii)           any expenses incurred by the Company in connection with the transactions contemplated by this Agreement shall be excluded from the calculation of the Monthly Gross Margin and Net Income Contribution.

(h)           The Shareholder Representative (on behalf of the Shareholders) agrees and acknowledges that the Parent may make from time to time such business decisions as it deems appropriate in the conduct of the Company’s business, including actions that may have an impact on the Monthly Gross Margin and Net Income Contribution and achievement of all or any portion of Earn-Out Consideration; provided, however, that during the Earn-Out Period Parent shall make or cause to be made all business decisions with respect to the Company in good faith, and not take, or permit to be taken, any action which has a primary objective of avoiding, circumventing or minimizing the opportunity to achieve the Earn-Out Consideration hereunder or the ability of the Shareholder Representative or Shareholders to receive the payment thereof.  No Shareholder shall have any right to claim any lost Earn-Out Consideration or other damages as a result of such decisions except to the extent that any such decision shall constitute a violation of Section 2.15(g) or this Section 2.15(h).

(i)            Subject to Section 2.15(j), the Earn-Out Consideration payable to the Shareholder Representative pursuant to this Section 2.15 shall be paid by wire transfer of immediately available funds to an account or accounts designated in writing by the Shareholder Representative.  The Shareholder Representative shall distribute any amounts under this Section 2.15 as set forth in Schedule X (the amount paid to a Shareholder under this subsection (i), the “Per Share Earn-Out Consideration”).  Parent may set-off against all or a portion of any Earn-Out Consideration any amount owed to (i) Parent under Section 2.14 or (ii) the Parent Indemnified Parties under the indemnification obligations set forth in Article IX, in each case as, to the extent and subject to the limitations set forth therein.

(j)            Subordination of Earn-Out Consideration.

(i)            Subordinated Obligations Subordinate to Senior Indebtedness.  Parent and the Shareholder Representative, for itself and on behalf of the Shareholders, hereby agree that (x) all obligations owing by Parent to the Shareholder Representative and the Shareholders in respect of Earn-Out Consideration and (y) all obligations of the Parent to the Shareholder Representative and the Shareholders under this Section 2.15, including, without limitation, any claims for damages by the Shareholder Representative and/or the Shareholders against Parent for breach of, or a default under, this Section 2.15(j) (the obligations under the foregoing clauses (x) and (y), collectively, the “Subordinated Obligations”) are and shall be subordinate and junior to the prior payment in full, in cash, of all Obligations under and as defined in the TNS Credit Agreement (such Obligations, the “Senior Indebtedness”) until, subject to Section 2.15(j)(iv)(B), Paid In Full.

(ii)           Events of Subordination.

(A)  If  (x) any Event of Default (as defined in the TNS Credit Agreement) shall have occurred and until such time as such Event of Default shall have been waived in writing in accordance with the terms of the TNS Credit Agreement or (y) an Event of Default (as defined in the TNS Credit Agreement) would result after giving effect to the payment of any Subordinated Obligations, then no payment shall be made by or on behalf of Parent for or on account of any Subordinated Obligations, and neither the Shareholder Representative nor any Shareholder shall take or receive from Parent, directly or indirectly, in cash or other property or by set-off or in any other manner, including, without limitation, from or by way of collateral, payment of all or any of the Subordinated Obligations.  Nothing in this Subsection 2.15(j)(ii)(A) shall be deemed a release or waiver of Parent’s obligation to pay the Earn-Out Consideration due pursuant to the terms of Section 2.15(a) through (d).  During any period in which unpaid Earn-Out Consideration is not permitted to be paid as a result of the first sentence of this Section 2.15(j)(ii)(A), the unpaid Earn-Out Consideration during such period shall accrue interest at the rate of eight (8) percent per annum until Shareholder Representative receives payment in full of the applicable Earn-Out Consideration, including any such accrued interest.  Parent covenants to use its good faith efforts to, as promptly as practicable, obtain a waiver of any Event of Default for which it has received notice from the Administrative Agent under the TNS Credit Agreement (the “Default Notice”) pursuant to the terms of the TNS Credit Agreement.  Parent agrees to promptly deliver to the Shareholder Representative any Default Notice it so receives.

(B)           In the event of any dissolution, winding up, liquidation, arrangement, reorganization, adjustment, protection, relief or composition of Parent or its debts, whether voluntary or involuntary, in any bankruptcy, insolvency, arrangement, reorganization, receivership, relief or other similar case or proceeding under any Federal or State bankruptcy or similar law or upon an assignment for the benefit of creditors or any other related marshalling of the assets and liabilities of Parent or otherwise (any such occurrence a “Bankruptcy Event”), Senior Indebtedness shall first be Paid in Full before the Shareholder Representative shall be entitled to receive any payment of all or any of the Subordinated Obligations, and any payment or distribution of any kind (whether in cash, property or securities) that otherwise would be payable or deliverable upon or with respect to the Subordinated Obligations in any such Bankruptcy Event shall be paid or delivered directly to the Administrative Agent for the account of the Lenders until the Senior Indebtedness shall have been Paid in Full.

(iii)          Enforcement.

(A)  Subject to Section 2.15(j)(iii)(B), neither the Shareholder Representative nor any Shareholder will take any action or assert any claim with respect to the Earn-Out Consideration at any time in which such Persons are not otherwise permitted to be paid or to receive Earn-Out Consideration pursuant to Section 2.15(j)(ii)(A).  Without limiting the foregoing, neither the Shareholder Representative nor any Shareholder will, subject to Section 2.15(j)(iii)(B), assert, collect, enforce or seek to enforce any right or remedy with respect to the Earn-Out Consideration or any part thereof at any time during which such Persons are not otherwise permitted to be paid or to receive Earn-Out Consideration pursuant to Section 2.15(j)(ii)(A), including, without limitation, commencing any action or proceeding, exercising any right of setoff or recoupment or filing or participating in the filing of any involuntary bankruptcy petition against Parent.

(B)           In the event of any Bankruptcy Event involving Parent, (a) all Senior Indebtedness first shall be paid in full in cash before any payment of or with respect to the Earn-Out Consideration shall be made; (b) any payment or distribution, whether in cash, property or securities which, but for the terms hereof, otherwise would be payable or deliverable in respect of the Earn-Out Consideration shall be paid or delivered directly to Administrative Agent (to be held and/or applied by Administrative Agent in accordance with the terms of the TNS Credit Agreement) until all Senior Indebtedness is paid in full, in cash, and Shareholder Representative, on behalf of the Shareholders, irrevocably authorizes, empowers and directs all receivers, trustees, liquidators, custodians, conservators and others having authority in the premises to effect all such payments and distributions, and Shareholder Representative, on behalf of the Shareholders, also irrevocably authorizes, empowers and directs Administrative Agent to demand, sue for, collect and receive every such payment or distribution; (c) Shareholder Representative, on behalf of the Shareholders, agrees to execute and deliver to Administrative Agent all such further instruments confirming the authorization referred to in the foregoing clause (b); (d) Shareholder Representative, on behalf of the Shareholders, agrees not to initiate or prosecute or join with any other person to initiate or prosecute any claim, action or other proceeding challenging the enforceability of the Senior Indebtedness or any liens and security interests securing the Senior Indebtedness; (e) Shareholder Representative, on behalf of the Shareholders, agrees not to object to any use of cash collateral by the Parent under Section 363 of the Bankruptcy Code permitted by the Requisite Lenders or any borrowing by Parent from the Lenders, or to any grant of a lien or security interest by any Person in favor of Administrative Agent and/or the Lenders, under Section 364 of the Bankruptcy Code; and (f) Shareholder Representative, on behalf of the Shareholders, agrees to execute, verify, deliver and file any proofs of claim in respect of the Earn-Out Consideration requested by Administrative Agent in connection with any proceeding related to such Bankruptcy Event and hereby irrevocably authorizes, empowers and appoints Administrative Agent its agent and attorney-in-fact to (i) execute, verify, deliver and file such proofs of claim upon the failure of Shareholder Representative promptly to do so (and, in any event, prior to thirty (30) days before the expiration of the time to file any such proof) and (ii) vote such claim in any proceeding related to such Bankruptcy Event upon the failure of Shareholder Representative or Shareholder to do so prior to fifteen (15) days before the expiration of the time to vote any such claim; provided that Administrative Agent shall have no obligation to execute, verify, deliver, file and/or vote any such proof of claim. In the event that Administrative Agent votes any claim of Shareholder Representative or any Shareholder in accordance with the authority granted hereby, neither Shareholder Representative nor any Shareholder shall be entitled to change or withdraw such vote. The Senior Indebtedness shall continue to be treated as Senior Indebtedness and the provisions of this Section (j) shall continue to govern the relative rights and priorities of Administrative Agent and the Lenders, on the one hand, and Shareholder Representative and Shareholders, on the other hand, even if all or part of the Senior Indebtedness or any liens or security interests securing the Senior Indebtedness are subordinated, set aside, avoided or disallowed in connection with any such Bankruptcy Event and this Section 2.15(j) shall be reinstated if at any time any payment of any of the Senior Indebtedness is rescinded or must otherwise be returned by any holder of Senior Indebtedness or any representative of such holder.

(C)           If the Shareholder Representative or any Shareholder, in contravention of the terms of this Section 2.15(j)(iii), shall commence, prosecute or participate in any suit, action or proceeding against Parent, Parent may interpose as a defense or plea the provisions of this Section 2.15(j)(iii) and the Administrative Agent may intervene and interpose such defense or plea in the name of Parent.  If the Shareholder Representative or any Shareholder, in contravention of the terms of this Section 2.15(j)(iii), obtains any cash or other assets as a result of any administrative, legal or equitable action, the Shareholder Representative, on behalf of the Shareholders, agrees that the Shareholder Representative and the Shareholders shall forthwith pay, deliver and assign to the Administrative Agent, with appropriate endorsements, any such cash for application to the Senior Indebtedness or any such other assets as collateral for the Senior Indebtedness.  Further, all payments or distributions upon or with respect to the Subordinated Obligations which are received by Shareholder Representative or any Shareholder contrary to the provisions of Section 2.15(j)(ii)(A) shall be received in trust for the benefit of the Lenders, shall be segregated from other funds and property held by Shareholder Representative and the Shareholders and shall be forthwith paid over to the Administrative Agent for the account of the Lenders in the same form as so received (with any necessary endorsement).

(iv)          In Furtherance of Subordination.

(A)  The Administrative Agent is hereby authorized to demand specific performance of the provisions of this Section 2.15(j) at any time when the Shareholder Representative or any Shareholder shall have failed to comply with any of the provisions of this Section 2.15(j) applicable to it.  The Shareholder Representative, for itself and on behalf of the Shareholders, hereby irrevocably waives any defense based on the adequacy of a remedy at law, which might be asserted as a bar to such remedy of specific performance.

(B)           The provisions of this Section 2.15(j) shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Senior Indebtedness is rescinded or must otherwise be returned by the Administrative Agent or any Lender upon the insolvency, bankruptcy or reorganization of the Parent, any other Credit Party (as defined in the TNS Credit Agreement) or otherwise, all as though such payment had not been made.

(v)           Rights of Subrogation.   No payment or distribution to the Administrative Agent or the Lenders pursuant to the provisions of this Section 2.15(j) shall entitle the Shareholder Representative or any Shareholder to exercise any right of subrogation in respect thereof until the Senior Indebtedness shall have been Paid in Full.

(vi)          Waiver of Acceptance.  The Shareholder Representative, for itself and on behalf of the Shareholders, and Parent each hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Senior Indebtedness and any requirement that the Administrative Agent or any Lender protect, secure, perfect or insure any security interest or lien or any property subject thereto or exhaust any right or take any action against Parent or any other Person or any collateral.

(vii)         No Waiver; Remedies; Amendments.

(A)  No failure on the part of the Administrative Agent or any Lender to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.  The remedies herein provided are cumulative and not exclusive of any remedies provided by law.  The Shareholder Representative, for itself and on behalf of the Shareholders, agrees that the terms and provisions of this Section 2.15(j) may not be amended, supplemented, waived or otherwise modified without the written consent of the Administrative Agent and the Requisite Lenders (as defined in the Credit Agreement).

(B)           The provisions of this Section 2.15(j) constitute a continuing agreement and shall (i) notwithstanding the termination of this Agreement, remain in full force and effect until the Senior Indebtedness is Paid in Full, (ii) be binding upon the Shareholder Representative, the Shareholders, Parent and their respective successors and assigns, and (iii) inure to the benefit of, and be enforceable by, the Administrative Agent, the Lenders, Parent, the Shareholder Representative and their respective successors, transferees and assigns.

(viii)        Actions with Respect to Senior Indebtedness.  The Shareholder Representative agrees and consents, on behalf of the Shareholders, that without notice to or assent by the Shareholder Representative or any Shareholder, and without affecting the liabilities and obligations of the Parent and the rights and benefits of the holders of the Senior Indebtedness set forth in this Section 2.15(j):

(A)          the obligations and liabilities of Parent and any other party or parties for or upon the Senior Indebtedness may, from time to time, be renewed, refinanced, extended, modified, amended, restated, increased, compromised, supplemented, terminated, waived or released;

(B)           the holders of Senior Indebtedness may exercise or refrain from exercising any right, remedy or power granted by or available under applicable law in connection with any agreements relating to the Senior Indebtedness including, without limitation, any rights with respect to the Collateral (as defined in the TNS Credit Agreement); and

(C)           any Collateral, including, without limitation, any balance or balances of funds with any holder of Senior Indebtedness at any time outstanding to the credit of Parent may, from time to time, in whole or in part, be surrendered or released,

all as the holders of any Senior Indebtedness may deem advisable, and all without impairing, abridging, diminishing, releasing or affecting the subordination of the Earn-Out Consideration hereunder to the Senior Indebtedness.

Section 2.16           Retention Bonus Plan.

(a)           In addition to the Closing Date Consideration and the Earn-Out Consideration, Parent shall transfer or cause to be transferred funds to a Surviving Company account in the following amounts (collectively, the “Retention Bonus Amounts”) at the following times:

(i)            Within the later of (A) ninety (90) days after the $2.5M Milestone Date and (B) five (5) days after the date that the Monthly Gross Margin and/or Net Income Contribution, as applicable, is finally determined pursuant to Section 2.15(f), an amount equal to the $2.5M Milestone Retention Bonus Plan Amount;

(ii)           Within the later of (A) ninety (90) days after the $5M Milestone Date and (B) five (5) days after the date that the Monthly Gross Margin and/or Net Income Contribution, as applicable, is finally determined pursuant to Section 2.15(f), an amount equal to the $5M Milestone Retention Bonus Plan Amount;

(iii)          Within the later of (A) ninety (90) days after the $7.5M Milestone Date and (B) five (5) days after the date that the Monthly Gross Margin and/or Net Income Contribution, as applicable, is finally determined pursuant to Section 2.15(f), an amount equal to the $7.5M Milestone Retention Bonus Plan Amount; and

(iv)          Within the later of (A) ninety (90) days after the $10M Milestone Date and (B) five (5) days after the date that the Monthly Gross Margin and/or Net Income Contribution, as applicable, is finally determined pursuant to Section 2.15(f), an amount equal to the $10M Milestone Retention Bonus Plan Amount.

(b)           The Surviving Company shall use all funds transferred by Parent pursuant to Section 2.16(a) to pay cash bonus payments in accordance with the terms and conditions of the Retention Bonus Plan.

Section 2.17           Acknowledgement by Recipient of Merger Consideration.  Without limiting any other provision hereof, each Shareholder receiving the Merger Consideration pursuant to Section 2.08(a) shall be deemed to have acknowledged and agreed to be bound by its obligations set forth in this Agreement, including, without limitation, the obligation to indemnify Parent Indemnified Parties  as, to the extent and subject to the limitations set forth in  Article IX.

Article III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered to Parent and the Merger Sub by the Company prior to entering into this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and the Merger Sub that:

Section 3.01           Organization, Good Standing and Qualification.  The Company is validly existing under the Laws of Washington and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in active status, or to have such power or authority, has not had or would not have a Company Material Adverse Effect.  The Company has made available to Parent complete and correct copies of the Company’s organizational documents, as amended to date.

Section 3.02           Capitalization.

(a)           The authorized capital stock of the Company consists of (x) 6,948,200 shares of preferred stock, without par value (the “Preferred Stock”), 1,551,200 shares of which are designated Series A Preferred Stock (“Series A Preferred”), and 5,397,000 shares of which are designated Series B Preferred Stock (“Series B Preferred”), and (y) 13,000,000 shares of common stock, without par value (the “Common Stock,” and collectively with the Preferred Stock, the “Company Stock”).  As of the date of this Agreement, there were (i) 2,976,478 shares of Common Stock issued and outstanding, (ii) 1,551,186 shares of Series A Preferred issued and outstanding, and (iii) 4,161,780 shares of Series B Preferred issued and outstanding.  Except at set forth on Section 3.02(a) of the Company Disclosure Letter (or in a separate disclosure letter that may be delivered by the Company to Parent prior to the Closing providing updated information with respect to any stock options or warrants that are exercised  or the issuance of any securities after the date of this Agreement and prior to the Closing), the Company has no outstanding stock options, restricted stock, warrants or other securities exercisable, convertible or exchangeable for or into an Equity Interest of the Company.

(b)           All of the outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights.  Except as set forth in Section 3.02(a), there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company is a party or by which the Company is bound relating to the issued or unissued Equity Interest of the Company, or securities convertible into or exchangeable for such Equity Interests, or obligating the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company.  Except as set forth in Section 3.02(a), there are no outstanding contractual obligations of the Company affecting the voting rights of or requiring the repurchase, redemption or disposition of, any Equity Interests in the Company.

Section 3.03           Subsidiaries.  The Company has no Subsidiaries and the Company does not own, directly or indirectly, any capital stock or other ownership interest in any Person.

Section 3.04           Authority; Approval.

(a)           The Company has the corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company and, except for the Company Requisite Approvals in Section 3.20 and the filing of the Articles of Merger in accordance with the WBCA, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Company and, assuming that this Agreement constitutes the legal, valid and binding obligation of Parent and the Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)           The Company Board, at a meeting duly called and held on or prior to the date hereof or in an action by unanimous written consent, has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger and the Articles of Merger, are advisable, fair to and in the best interests of the Company and its Shareholders, (ii) adopted and approved this Agreement and the transactions contemplated hereby, including the Merger and Articles of Merger; and (iii) recommended that the Securityholders deliver the Securityholder Written Consent, including approval of the Articles of Merger, none of which have been subsequently rescinded, modified, revoked or abjured in any way.

Section 3.05           Third Party Consents; No Violations.

(a)           Except as disclosed in Section 3.05(a) of the Company Disclosure Letter, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained, or any actions required to be taken, by the Company from any Governmental Authority or other Person in connection with the execution and delivery or performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby (other than filing of the Articles of Merger pursuant to the WBCA).

(b)           The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the Company’s organizational documents, or (ii) with or without notice, lapse of time or both, a breach or violation of, a termination or default under, the creation or acceleration of any obligations, right to modify, cancel or terminate under or the creation of a Lien on any of the assets of the Company pursuant to (x) any material Contract binding upon the Company, (y) to the Knowledge of the Company, any material Law to which the Company is subject or (z) any Company License.

Section 3.06           Financial Statements.

(a)           Section 3.06 of the Company Disclosure Letter contains (i) the audited balance sheets and the related audited income statements, changes in shareholders’ equity and cash flow of the Company as of and for the twelve (12) month period ended each of December 31, 2007, December 31, 2008, and December 31, 2009 (the “Audited Financial Statements”); and (ii) the unaudited consolidated balance sheet of the Company as of June 30, 2010, and the related unaudited consolidated income statements, changes in shareholders’ equity and cash flow of the Company as of and for the six-month period then ended (the “Interim Financial Statements,” and collectively with the Audited Financial Statements, the “Company Financial Statements”).

(b)           The Company Financial Statements (including, in each case, any related notes thereto) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents in all material respects the consolidated financial position of the Company as of the respective dates thereof and the consolidated results of its operations and cash flows and changes in financial position for the periods indicated, except that the Interim Financial Statements do not contain the notes required by GAAP and are subject to normal and recurring year-end adjustments, which are not expected to be material in amount, either individually or in the aggregate.  The Company Financial Statements are consistent with the books and records of the Company (which books and records are in all material respects correct and complete and the transactions entered therein represent bona fide transactions).

Section 3.07           Absence of Certain Changes.  Since June 30, 2010, (i) there has not been any Company Material Adverse Effect, (ii) the business of the Company has been conducted in the ordinary course consistent with past practice and (iii), except as set forth in Section 3.07 of the Company Disclosure Letter, the Company has not:

(a)           sold, leased (as lessor or lessee), assigned, transferred, licensed (as licensor or licensee), failed to maintain, abandoned, let lapse, mortgaged, waived, pledged, encumbered or otherwise disposed of, voluntarily or involuntarily, any of the Company’s assets, except to the extent not material to the conduct of the business or in the ordinary course of business consistent with past practices;

(b)           undertaken or committed to undertake capital expenditures exceeding $50,000 in the aggregate;

(c)           instituted any material increases in any compensation of any employee other than salary or hourly increases in the ordinary course of business consistent with past practices or pursuant to employment agreements, or instituted any material increase in any existing, or instituted any new, profit sharing, bonus, incentive, deferred compensation, severance, termination arrangement, insurance, pension, retirement, medical, hospital, disability, welfare or other benefits, except as required to comply with applicable Law;

(d)           suffered any material damage, destruction or casualty loss with respect to any property (whether or not covered by insurance);

(e)           borrowed any amount or incurred or become subject to any material liabilities (other than liabilities incurred in the ordinary course of business, liabilities under Contracts entered into in the ordinary course of business and borrowings from financial institutions necessary to meet working capital requirements in the ordinary course of business);

(f)            made any material changes in accounting principles, practices or methods except as required by Law or GAAP;

(g)           to the extent not duplicative of clauses (a) through (f) above, taken, nor has there occurred, any of the actions described in Section 5.02 of this Agreement;

(h)           made or changed any material election related to Taxes, adopted or changed any accounting method or changed any accounting period for Tax purposes, filed any material amended Tax Return, entered into any closing agreement with respect to any material Taxes, settled any material Tax claim or assessment relating to the Company, or surrendered any right to claim a refund of material Taxes; or

(i)            authorized, approved, agreed or committed to do any of the foregoing.

Section 3.08           Undisclosed Liabilities.  Except as disclosed in Section 3.08 of the Company Disclosure Letter, the Company does not have any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities or obligations (i) incurred in the ordinary course of business since June 30, 2010 (excluding liability for breach of contract, infringement or tort), (ii) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement, (iii) that were disclosed or reserved against in the balance sheet included in the Interim Financial Statements; or (iv) that in the aggregate do not exceed $50,000.

Section 3.09           Litigation.  Except as disclosed in Section 3.09 of the Company Disclosure Letter, there is no material Proceeding pending or, to the Knowledge of the Company, threatened against the Company.  The Company and its assets are not subject to or bound by any outstanding Order.

Section 3.10           Employee Benefits.

(a)           Section 3.10(a) of the Company Disclosure Letter lists each of the following arrangements sponsored, maintained or contributed to by the Company or with respect to which the Company has any liability or obligation, whether absolute, accrued, contingent or otherwise due or to become due:  (i) each ERISA Benefit Plan; (ii) each other bonus, incentive, equity, and other employee benefit plan, program or arrangement (written or otherwise) that is not an ERISA Benefit Plan (collectively, the “Compensation Plans”); (iii) each written employment, termination, severance and other employment Contract or arrangement (each, an “Employment Arrangement”); and (iv) each “cafeteria plan” or transportation fringe plan governed by Code Section 125 or Code Section 132(f) (each, a “Flexible Benefit Plan”).  For purposes of this Agreement, the ERISA Benefit Plans, the Compensation Plans, the Employment Arrangements and the Flexible Benefit Plans listed in Section 3.10(a) of the Company Disclosure Letter, which shall include any such arrangements maintained by a third party on behalf of the Company or its employees, are collectively referred to as the “Company Benefit Plans”).

(b)           (i) The Company has made available to Parent a complete and correct copy (to the extent applicable) of each Company Benefit Plan (or, if such Company Benefit Plan is not written, a written summary thereof) as currently in effect; (ii) each trust or insurance policy relating to each Company Benefit Plan; (iii) the most recent summary plan description or other written explanation (if any) of each Company Benefit Plan provided to participants; (iv) the three most recent annual reports (Form 5500) filed with the U.S. Department of Labor with respect to each Company Benefit Plan that is an ERISA Benefit Plan for which such a report must be filed; and (v) the most recent determination letter, if any, issued by the IRS with respect to any Company Benefit Plan intended to be qualified under Section 401(a) of the Code.

(c)           Each Company Benefit Plan maintained by or on behalf of the Company or any of the Company ERISA Affiliates has been maintained in compliance in all material respects with its terms and the requirements of applicable Law.  All material employer or employee contributions, premiums and expenses to or in respect of each Company Benefit Plan have been paid in full or, to the extent not yet due, have been adequately accrued on the applicable financial statements of the Company in accordance with GAAP.  Neither the Company nor any of the Company ERISA Affiliates has at any time during the five (5) year period immediately preceding the date hereof maintained, contributed to, been obligated to contribute to or incurred any liability under any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any ERISA Benefit Plan that is subject to Title IV of ERISA or Section 412 of the Code nor do any of them have any liability with respect to such plans.

(d)           As of the date of this Agreement, there are no pending or, to the Knowledge of the Company, threatened Proceedings involving a Company Benefit Plan (other than routine claims for benefits payable under any such Company Benefit Plan, appeals of such claims and qualified domestic relations orders) that would reasonably be expected to result in a material liability of the Company.

(e)           Each Company Benefit Plan intended by its terms to be qualified under Section 401(a) of the Code is the subject of an unrevoked favorable determination letter from the IRS with respect to such Company Benefit Plan’s qualified status under the Code, a timely application for such a determination letter is now pending or is not yet required to be filed, or the Company or the Company ERISA Affiliate has duly adopted a prototype or volume submitter plan document and is relying on the IRS opinion letter for such document, and, to the Knowledge of the Company, each such Company Benefit Plan is qualified in operation.  Except as set forth in Section 3.10(e) of the Company Disclosure Letter, neither the Company nor any of the Company ERISA Affiliates has any liability or obligation to provide benefits after termination of employment to any of their employees or any dependent thereof, other than (i) as required by Section 4980B of the Code or other applicable Law and for which the covered individual pays the unsubsidized (under the American Recovery and Reinvestment Act of 2009) portion of the cost of coverage, (ii) benefits under any Company Benefit Plan intended to by qualified under Section 401(a) of the Code, (iii) deferred compensation that is accrued as a current liability on the Interim Financial Statements, (iv) conversion rights under group insurance contracts, and (v) benefits provided by any Company ERISA Affiliate to its employees under circumstances that could not result in liability to the Company.

(f)            There have been no non-exempt “prohibited transactions” (as defined in Sections 406 of ERISA or 4975 of the Code) with respect to any Company Benefit Plan that could reasonably be expected to result in a material liability to the Company.  Neither the Company nor, to the Knowledge of the Company, any other “fiduciary” (as defined in Section 3(21) of ERISA) has breached its fiduciary duty under ERISA in connection with the administration or investment of the assets of any Company Benefit Plan in such a way as would result in material liability to the Company.

(g)           No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Company, any Subsidiary or any of their affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Company Benefit Plan would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).  Section 3.10(g) of the Company Disclosure Letter sets forth each Company Benefit Plan under which, as a result of the consummation of the transactions contemplated hereby, either alone or in combination with another event, (x) any current or former employee or officer or other service provider of the Company or any Subsidiary may become entitled to severance pay or any other payment, or (y) compensation due any such employee or officer or other service provider may become vested, increased or the time of payment thereof may become accelerated (unless such vesting or acceleration is required by applicable law or by this Agreement, including, without limitation, Section 5.10).

(h)           Any individual who performs services for the Company or any of its Subsidiaries and who is not treated as an employee for federal income tax purposes by the Company or its Subsidiaries is not an employee under applicable Law or for any purpose including, without limitation, for Tax withholding purposes or Company Benefit Plan purposes.  The Company and its Subsidiaries have no material liability by reason of an individual who performs or performed services for the Company or its Subsidiaries in any capacity being improperly excluded from participating in a Company Benefit Plan.  Each employee of the Company and its Subsidiaries has been properly classified as “exempt” or “non-exempt” under applicable Law.

Section 3.11           Compliance with Laws; Licenses.  The Company has complied with all applicable Laws, except for such non-compliance as has not had and would not have a Company Material Adverse Effect.  The Company has obtained and is in compliance with all Licenses necessary to conduct its business as presently conducted (each, a “Company License”), except for any failures to have or to be in compliance with such Company Licenses that have not had and would not have a Company Material Adverse Effect.

Section 3.12           Material Contracts.

(a)           Section 3.12 of the Company Disclosure Letter lists all of the following Contracts to which the Company is a party or by which it is bound (collectively, “Material Contracts”):  (i) Contracts for the sale of any of the assets of the Company (other than in the ordinary course) or for the grant to any Person of any preferential rights to purchase any of the Company’s assets, in each case in excess of $10,000 individually or $50,000 in the aggregate; (ii) partnership, joint venture and similar Contracts, and Contracts relating to any investment by the Company in another Person; (iii) Contracts containing covenants of the Company not to compete in any line of business or with any Person in any geographical area or that materially restrict the ability of the Company to conduct business or use any of the Company’s assets in any geographic region or for a particular use; (iv) Contracts relating to the acquisition by the Company of any operating business or the capital stock of any other Person; (v) all employment and consulting Contracts; (vi) each profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance or other plan or arrangement for the benefit of any current or former directors, officers or employees; (vii) all settlement, conciliation and other similar Contracts, the performance of which will involve payment by the Company after the Closing Date of consideration in excess of $20,000 or will, after the Closing Date impose (or continue to impose) any injunctive or similar equitable relief on the Company; (viii) lease or agreement under which the Company is lessee of or holds or operates any personal property leases, owned by any other party for which the annual rent exceeds $50,000; (ix) registration rights agreement or any other agreement or arrangement granting any Person a right to acquire Equity Interests in the Company; (x) Contracts relating to the borrowing of money or the extension of credit or evidencing Debt or securing Debt with a principal amount in excess of $50,000; (xi) Contracts pursuant to which the Company has advanced or loaned any amount to any of its shareholders, officers or directors, other than in the ordinary course of business; (xii) a Contract, the performance of which involves payment or the provision of services to or from such subject Person in excess of $50,000 in any year; (xiii) employment-related Contracts, nondisclosure Contracts, noncompetition Contracts, or other agreements or arrangements to which the Company is a party or of which the Company has Knowledge containing restrictive covenants or other obligations, with current or former employees, relating to (A) the right of any such employee to be employed by the Company or (B) the knowledge or use of trade secrets or proprietary information; (xiv) Contracts relating to Intellectual Property (including license, royalty, development, hosting or other agreements) except that Section 3.12 of the Company Disclosure Letter shall not be required to list (1) licenses of commercially available, off-the-shelf software with a replacement cost and/or annual license or maintenance fee of less than $25,000 or (2) non-exclusive licenses granted by the Company to its clients in the ordinary course in a manner consistent with past practice pursuant to which the Company is entitled to receive an annual aggregate consideration of less than $25,000; (xv) any Contracts with Major Clients, and (xvi) any other Contracts, pursuant to which the Company has made or received payments in excess of $50,000 during the twelve-month period ending on June 30, 2010.

(b)           The Company has made available to Parent a true, correct and complete copy of each Material Contract (including all amendments thereto).  Except as set forth on Section 3.12(b) of the Company Disclosure Letter, (a) the Company is not in breach of or default (with or without notice, lapse of time or both) under the terms of any Material Contract, (b) to the Knowledge of the Company, as of the date hereof, no other party to any Material Contract is in breach of or default (with or without notice, lapse of time or both) under the terms of any Material Contract, (c) each Material Contract is a valid and binding obligation of the Company and is in full force and enforceable against the Company in accordance with its terms, (d) to the Knowledge of the Company, each Material Contract is a valid and binding obligation of the counterparty(s) thereto and is in full force and enforceable against such counterparty(s) in accordance with its terms, and (e) the Company has not received any written notice from any other party to any Material Contract that such other party intends to terminate, or not renew any

Material Contract, or is seeking to renegotiate such Material Contract or substitute performance thereunder in any material respect.

Section 3.13           Real and Personal Property.

(a)           The Company does not own any real property.

(b)           Section 3.13 of the Company Disclosure Letter sets forth the address of each Leased Real Property, and a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Leased Real Property (including the date and name of the parties to such Lease document).  The Company has delivered to Parent a true and complete copy of each such Lease document, and in the case of any oral Lease, a written summary of the material terms of such Lease.  With respect to all Leases, (i) each Lease is valid, binding, enforceable and in full force and effect and neither the Company nor, to the Knowledge of the Company, any other party thereto is in breach or default (with or without notice, lapse of time or both) under any Lease, (ii) no termination event or condition or uncured default (with or without notice, lapse of time or both) on the part of the Company or, to the Knowledge of the Company, any other party to the Lease, exists under any Lease, (iii) the Company’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed, and to the Company’s knowledge, there are no disputes with respect to such Lease; (iv) the Company has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; (v) the Company has not collaterally assigned or granted any other security interest in such Lease or any interest therein; and (vi) to the Knowledge of the Company, there are no liens or encumbrances on the estate or interest created by such Lease except for Permitted Liens.  The Company has not received notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation with respect to any real property leased pursuant to any of the Leases.  The Leased Real Property indentified in Section 3.13 of the Company Disclosure Letter comprises all of the real property used in the business of the Company.

(c)           The Company has good and marketable title to, or valid and enforceable rights to use under existing material franchises, easements or licenses, or valid and enforceable leasehold interests in, all of its material tangible personal properties and assets necessary to carry on its business as such business is now being conducted, free and clear of all Liens, except for Permitted Liens.

Section 3.14           Employees.

(a)           As of the date of this Agreement, to the Knowledge of the Company, no employee listed on Section 3.14(a) of the Company Disclosure Letter and no group of employees of the Company has any plans to terminate or modify (adverse to the Company) his or her status as an employee of the Business, including upon consummation of the transactions contemplated hereby.

(b)           The Company has set forth in Section 3.14 of the Company Disclosure Letter a true, complete and accurate list as of August 1, 2010, of each employee of the Company and with respect to each such employee as of the date hereof, his or her date(s) of hire by the Company, position and title (if any), current rate of compensation (including bonuses, commissions and incentive compensation, if any), whether such employee is hourly or salaried, whether such employee is exempt or non-exempt, the number of such employee’s accrued personal time off days, whether such employee is absent from active employment and, if so, the date such employee became inactive, the reason for such inactive status and, if applicable, the anticipated date of return to active employment.

Section 3.15           Takeover Statutes.  No “fair price,” “merger moratorium,” “control share acquisition” or similar anti-takeover statute or regulation is applicable to the Merger or any other transaction contemplated hereby, except for such statutes or regulations as to which all necessary action has been taken by the Company and the Company Board to permit the consummation of the Merger in accordance with the terms hereof.

Section 3.16           Taxes.

(a)           The Company has timely filed (taking into account all available extensions) with the appropriate Taxing Authorities all Tax Returns required to be filed by it under applicable Law.  All such Tax Returns are complete and accurate in all material respects.  All Taxes (whether or not shown on any Tax Return) of the Company have been paid.  There are no Liens (except for Permitted Liens) with respect to Taxes on any of the assets of the Company.

(b)           No foreign, federal, state or local audits or administrative or judicial Tax Proceedings are pending or being conducted with respect to the Company.  Except as disclosed in Section 3.16(b) of the Company Disclosure Letter, the Company has not received from any foreign, federal, state, or local Taxing Authority (including jurisdictions where the Company has not filed Tax Returns) any written (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Taxing Authority against the Company.  The Company has delivered or made available to Parent correct and complete copies of all Tax Returns, examination reports and statements of deficiencies assessed against (or agreed to by the Company) that have been filed or received since January 1, 2006.

(c)           The Company has withheld and paid all Taxes required under applicable Law to have been withheld and paid to a Taxing Authority in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Person.

(d)           The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e)           The Company is not a party to any Tax allocation or sharing agreement or other similar Contract.  The Company has not been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group, the common parent of which is the Company), nor does the Company have any Tax liability for any other Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by Contract or otherwise.

(f)            No written claim has ever been made by a Taxing Authority in a jurisdiction where the Company does not file a Tax Return that the Company is or may be subject to any Tax in that jurisdiction.  No power of attorney with respect to any Tax has been executed or filed with any Taxing Authority with respect to the Company and relating to any Tax Return for which the applicable statute of limitations has not expired.

(g)           The Company has not engaged in a transaction that is, or is substantially similar to, a listed transaction or a reportable transaction, a principal purpose of which was Tax avoidance, within the meaning of Section 6011, 6111 and 6112 of the Code.  The Company has disclosed on its United States federal income Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(h)           The Company will not be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in method of accounting made on or prior to the Closing Date for a Taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) entered into on or prior to the Closing; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; or (vi) transaction reported on or prior to the Closing Date under Section 108(i) of the Code.

(i)            The unpaid Taxes of the Company, being Taxes currently accrued under GAAP, but not yet due and payable, (i) as of the date of the balance sheet contained in the most recent Company Financial Statement, did not exceed the amount of the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set out on the face of such balance sheet (rather than in any notes thereto); and (ii) as of the Closing Date, will not exceed the amount of that reserve, as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns.

(j)            The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k)           The Company is not subject to any ruling of the IRS (or any similar state, local or foreign agency) or has a request for such a ruling currently pending or has entered into any legally binding agreement with a Taxing Authority relating to any Tax.

(l)            The Company has not been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code during the three (3) years ending on the date of this Agreement.

(m)          Each deferred compensation arrangement that is subject to the provisions of Code Section 409A, and with respect to which the Company is a “service recipient” (within the meaning of Code Section 409A), complies in form and operation in all material respects with the applicable provisions of Code Section 409A; and, to its Knowledge, the Company has not been required to report any Taxes due as a result of any failure to comply with Code Section 409A.  The Company has no indemnity obligation to any “service provider” (within the meaning of Code Section 409A) for any Taxes or interest or penalties imposed or accelerated under Section 409A of the Code, nor is any such service provider entitled to receive any additional payment (e.g. a Tax gross-up or other payment) from the Company, the Surviving Corporation or any other Person in the event that a Tax is imposed on such service provider pursuant to Code Section 409A.

Section 3.17          Labor Matters.

(a)           There are no collective bargaining agreements or other labor union contracts applicable to any employees of the Company.  To the Knowledge of the Company, there are no labor union organizing activities pending or threatened as of the date hereof with respect to any employees of the Company. The Company has not knowingly committed any material unfair labor practice.

(b)           The Company has not, within the past six months, and is not currently, engaged in any layoffs or employment terminations sufficient in number to trigger application of the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state, local or foreign law.

(c)           To the Knowledge of the Company, no employee of the Company is in any material respect in violation of any term of any employment-related agreement, nondisclosure agreement, noncompetition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or (B) to the knowledge or use of trade secrets or proprietary information.

(d)           No strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity has occurred, been threatened or, to the Knowledge of the Company, is anticipated with respect to any employee of the Company or any of its Subsidiaries.  The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment and employment practices, workers’ compensation, terms and conditions of employment, worker classification, worker safety, wages and hours, civil rights, discrimination, immigration, collective bargaining, and the WARN Act.

Section 3.18          Intellectual Property.

(a)           Section 3.18 of the Company Disclosure Letter contains a complete and accurate list of all of the following that are owned or exclusively licensed to the Company for use by the Company in the conduct of the business of the Company as currently conducted (identifying for each, the owner, the jurisdiction, and, as applicable, the serial/application number, the patent or registration number, the filing date, the issuance or registration date, the registrant and the registrar thereof): (i) patented or registered Intellectual Property (including Internet domain names), (ii) pending patent applications or applications for registration of other Intellectual Property, and (iii) material unregistered trademarks, and material unregistered service marks.

(b)           The Company solely owns and possesses free and clear of any security interest or other financial liens other than Permitted Liens all right, title and interest in and to, or has the right to use pursuant to a valid and enforceable written license set forth on Section 3.12 of the Company Disclosure Letter, all Intellectual Property necessary for or used or held for use in the conduct of the business of the Company as currently conducted (together with the Intellectual Property Rights owned by the Company, collectively, the “Company Intellectual Property”).  All of the Company Intellectual Property owned by the Company for which a registration has issued is valid, subsisting, in full force and effect and, to the Knowledge of the Company, enforceable.  The Company has taken all actions reasonably necessary to protect, maintain and enforce the Company Intellectual Property.

(c)           Except as set forth in Section 3.18(c) of the Company Disclosure Letter, (i) there are no Proceedings against the Company that were either made within the past six (6) years or are presently pending, or to the Company’s Knowledge, threatened, contesting the validity, use, ownership, enforceability or registrability of any of the Company Intellectual Property, (ii) to the Company’s Knowledge, the Company has not infringed, misappropriated or otherwise violated, and the operation of the conduct of the business of the Company as currently conducted does not infringe, misappropriate or otherwise violate the rights of any Person with regard to any Intellectual Property, the Company is not aware of any facts which indicate a likelihood of any of the foregoing, and the Company has not received within the past six (6) years any written threats or notices regarding any of the foregoing (including any demands or offers to license any Intellectual Property from any other person); and (iii) to the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any of the Company

Intellectual Property.  To the Knowledge of the Company, the Company Intellectual Property is not subject to any outstanding consent, settlement, decree, order, injunction, judgment or ruling restricting the use thereof in the manner presently used in the Business as currently conducted.  The transactions contemplated by this Agreement shall not impair in any material respect the right, title or interest of the Company in or to the Company Intellectual Property and Company Systems (defined below), and, except as set forth in Section 3.18(c) of the Company Disclosure Letter, all of the Company Intellectual Property and Company Systems shall be solely owned or exclusively available for use by the Company immediately after the Closing on terms and conditions substantially identical to those under which the Company owned or used the Company Intellectual Property and Company Systems immediately prior to the Closing.

(d)           All past and present employees and independent contractors of, and consultants to, the Company have entered into agreements pursuant to which such employee, independent contractor or consultant agrees to protect the confidential information of the Company, and, to the extent such employee or independent contractor contributed to the development of the Company Intellectual Property owned by the Company, to assign to the Company all such Company Intellectual Property authored, developed or otherwise created by such employee, independent contractor or consultant in the course of his, her, or its employment or other relationship with the Company, without further consideration or any restrictions or obligations on the use or ownership of such Intellectual Property whatsoever, and such agreements are valid and enforceable in accordance with their terms.

(e)           Except as set forth in Section 3.18(e) of the Company Disclosure Letter, the computer systems, including the software, firmware, hardware, networks, interfaces, platforms and related systems used or currently planned to be used by the Company (collectively, the “Company Systems”) in the conduct of its business are sufficient for the immediate and anticipated future needs of the Company during the one-year period after Closing, including as to capacity, scalability and ability to process current and anticipated peak volumes in a timely manner.  In the last eighteen (18) months, there have been no failures, breakdowns, continued substandard performance or other adverse events affecting any such Company Systems that have caused or could reasonably be expected to result in the substantial disruption or interruption in or to the use of such Company Systems and/or the conduct of the Company’s business.  The Company maintains commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities, acts in compliance therewith and has taken commercially reasonable steps to test such plans and procedures on a periodic basis, and such plans and procedures have been demonstrated to be effective upon such testing in all material respects.

(f)            The Company is not a party to any agreement or arrangement, or otherwise subject to any duty or obligation, which (in either case) (i) restricts the use, license or disclosure by the Company of any source code owned by the Company (collectively, “Company Software”), or (ii) requires the Company to (x) include any source code relating to any Company Software with any distribution or delivery (whether physical or on a hosted basis) of such software and/or (y) permit any licensee of any Company Software to modify any source code relating to any Company Software.  No source code for any Company Software has been delivered, licensed, or made available to any Person who is not, as of the date of this Agreement, an escrow agent or an employee or independent contractor of Company.  The Company does not have a duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Company Software to any Person who is not, as of the date of this Agreement, an escrow agent or an employee or independent contractor of the Company.  No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of the source code for any Company Software to any Person who is not, as of the date of this Agreement, an escrow agent or an employee or independent contractor of Company.

(g)           The Company is, and for the last three (3) years has been, in compliance with (i) all applicable data protection or privacy laws governing the collection, disclosure, transfer or use of personal information and (ii) any privacy policies or related policies, programs or other notices of the Company that concern the Company’s collection, disclosure, transfer or use of personal information.  Except as set forth in Section 3.18 of the Company Disclosure Letter, in the past three (3) years, to the Knowledge of the Company, there have not been any incidents of data security breaches or complaints, notices to, or audits, proceedings or investigations conducted or claims asserted by any other person (including any Governmental Authority) regarding the collection, disclosure, transfer or use of personal information by any person in connection with the Company’s business or any violation of applicable law, and to the Company’s Knowledge, there is no reasonable basis for the same and no such claim has been threatened or pending.

Section 3.19          Insurance.  Section 3.19 of the Company Disclosure Letter lists each insurance policy maintained by, at the expense of or for the benefit of the Company with respect to its assets, properties or operations.  Each such insurance policy is in full force and effect and the Company is not in default with respect to its obligations under any such insurance policy.  The insurance coverage of the Company is customary for business entities of similar size engaged in similar lines of business.  The Company has not received any written notice regarding any (i) cancellation or invalidation of any material insurance policy, (ii) refusal of any coverage or rejection of any material claim under any material insurance policy or (iii) material adjustment in the amount of premiums payable with respect to any material insurance policy. The Company has made available to Parent a three-year claims history under the above-referenced insurance policies.

Section 3.20          Company Requisite Approval.  The affirmative vote of the holders of more than (a) fifty percent (50%) of the Company Stock, voting as a single class on an as converted basis or acting by written consent, and (b) sixty seven percent (67%) of the Series B Preferred, voting as a single class or acting by written consent, are the only votes or actions of the Company necessary to approve this Agreement and the transactions contemplated hereby, including the Merger and the Articles of Merger (the “Company Requisite Approvals”), which Company Requisite Approvals shall be satisfied in full by the delivery of the Securityholder Written Consent.

Section 3.21          Clients.  Section 3.21 of the Company Disclosure Letter accurately sets forth a list of the Company’s clients from which the Company has received revenues exceeding $25,000 in the aggregate for the twelve (12) months ended June 30, 2010 (each, a “Major Client”).  Except as set forth in Section 3.21 of the Company Disclosure Letter, since December 31, 2009, no Major Client (i) has ceased purchasing services from the Company or provided written notice that it intends to cease purchasing services from, or to terminate its relationship with, the Company, or, to the Knowledge of the Company, is considering ceasing purchasing services from, or terminating its relationship with, the Company, (ii) to the Knowledge of the Company, is considering materially reducing the aggregate purchases of services from the Company or materially delaying the schedule for the deployment of the Company’s products or services, or (iii) materially and adversely modified the terms and conditions from those previously used in its purchases of services from the Company, or provided written notice that it intends to materially and adversely change the terms and conditions from those previously used in its purchases of services from the Company.  The Company has not received any written notice from a Major Client alleging a claim against the Company (or its officers, members or employees) due to an error or omission in the course of performing services in an engagement for a Major Client.

Section 3.22          Related Party Transactions.  Section 3.22 of the Company Disclosure Letter sets forth a list of all existing business relationships (other than employment or service as an officer or director), Contracts and other understandings between the Company, on the one hand, and any of its shareholders, Affiliates, employees, officers, or directors (or any Affiliates, officers, directors, employees or shareholders of any such person), on the other hand with respect to (a) the provision of services other than as an employee, officer or director, (b) the sale, lease, sublease or rental of real or personal property, (c) any loan or advance of funds, and (d) otherwise requiring payments (other than as an employee, officer or director) to or from any such Person.  To the Knowledge of the Company, no such Person is engaged in competition with the Company.

Section 3.23          Brokers and Finders.  Except as set forth in Section 3.23 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

Article IV.

REPRESENTATIONS AND WARRANTIES OF
THE PARENT AND THE MERGER SUB

Except as expressly contemplated or permitted under this Agreement, Parent and the Merger Sub hereby jointly and severally represent and warrant to the Company that:

Section 4.01          Organization, Good Standing and Qualification.  The Parent and Merger Sub are legal entities duly organized, validly existing and, where applicable, in good standing under the Laws of their respective jurisdictions of incorporation and have all requisite corporate power and authority to carry on their businesses as presently conducted.

Section 4.02          Authority; Approval.  The execution, delivery and performance by Parent and the Merger Sub of this Agreement and the consummation by Parent and the Merger Sub of the Merger and the other transactions contemplated hereby are within their corporate powers, have been duly and validly authorized by all necessary actions on the part of Parent and the Merger Sub and, except for the filing of the Articles of Merger in accordance with the WBCA, no other proceedings on the part of Parent or the Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Parent and the Merger Sub and, assuming that this Agreement constitutes the legal, valid and binding obligation of the Company, constitutes the legal, valid and binding obligation of Parent and the Merger Sub, enforceable against Parent and the Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors rights’ and to general equity principles.

Section 4.03          Third Party Consents; No Violations.

(a)           Except as disclosed in Section 4.03 of the Parent Disclosure Letter (the “Parent Consents”), no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, as applicable, any Governmental Authority or other Person in connection with the execution, delivery and performance of this Agreement by Parent and the Merger Sub and the consummation by Parent and the Merger Sub of the Merger and the other transactions contemplated hereby (other than the filing of the Articles of Merger pursuant to the WBCA).

(b)           The execution, delivery and performance of this Agreement by Parent and the Merger Sub do not, and the consummation by Parent and the Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (1) a breach or violation of, or a default under, Parent’s organizational documents or the comparable governing documents of the Merger Sub, or

(2) with or without notice, lapse of time or both, a breach or violation of, a termination or default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of Parent or Merger Sub pursuant to, any Contract binding upon Parent or Merger Sub or any Law to which Parent or the Merger Sub is subject; except in the case of clause (b) above, for any such breach, violation, termination, default, creation, acceleration or change that would not reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated hereby.

Section 4.04          Litigation.  As of the date hereof, there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement.  Neither Parent nor Merger Sub is subject to or bound by any outstanding Order that would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement.

Section 4.05                  SEC Documents and Other Reports.  Parent has timely filed with the SEC all documents required to be filed by it since December 31, 2006, under the Securities Act or the Exchange Act (such documents, including all documents incorporated by reference in such documents, the “Parent SEC Documents”).  As of their respective filing dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act and the applicable rules and regulations of the SEC thereunder, as the case may be, each as in effect on the date so filed, and at the time filed with the SEC none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  Except as set forth in Section 4.05 of the Parent Disclosure Letter, as of the date of this Agreement, there are no outstanding comments in comment letters received from the SEC staff.  Except as set forth in Section 4.05 of the Parent Disclosure Schedule, as of the date of this Agreement, none of the Parent SEC Documents is the subject of ongoing SEC review or outstanding SEC comment.  The financial statements of Parent included in the Parent SEC Documents complied as of their respective dates in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except in the case of the unaudited statements, as permitted by Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the condensed consolidated financial position of Parent and its subsidiaries as at the dates thereof and the condensed consolidated results of their operations and their condensed consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).

Section 4.06          Interim Operations of Merger Sub.  Merger Sub was formed solely for the purpose of entering into this Agreement and engaging in the transactions contemplated by this Agreement, including the Merger, and has not engaged in any business activities or conducted any operations other than in connection with such transactions.  Except as set forth in Section 4.06 of the Parent Disclosure Letter, Merger Sub has no Subsidiaries, no liabilities and no indebtedness.

Section 4.07          Brokers and Finders.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement that, if the Merger is not consummated, would be payable by the Company, based upon arrangements made by or on behalf of Parent or the Merger Sub.

Section 4.08          Parent Shares.  The Parent Shares to be issued pursuant to the terms of this Agreement have been adequately reserved and will, when issued, be validly issued, fully paid and non-assessable, free of restrictions on transfer other than restrictions on transfer under applicable state and federal securities laws and restrictions on transfer imposed by the Voting Agreement, and not subject to preemptive rights or other similar rights, options, understandings, agreements (other than this Agreement) or rights of first refusal.  The Parent Shares, when issued in accordance with this Agreement, will be free and clear of all Liens other than those created under federal and state securities laws or the Voting Agreement.

Section 4.09          Available Funds; Requisite Lender Approval.  Upon receipt of the TNS Lender Consent, Parent will at Closing, have the ability to borrow funds that are sufficient in aggregate to make all payments required to be made by Parent pursuant to Section 2.08(c) and the fees and expenses incurred by Parent in connection with the transactions contemplated hereby.

Article V.

COVENANTS OF THE COMPANY

Section 5.01          Affirmative Covenants.  Except (i) as specifically permitted or required by this Agreement, (ii) as specified in Section 5.01 of the Company Disclosure Letter, (iii) as required by applicable Law or a Governmental Authority, or (iv) as otherwise consented to in writing by Parent, during the period from the date hereof to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VIII below, the Company shall conduct its business in the ordinary course in a manner consistent with past practice.  For purposes of Section 5.01 and 5.02, Parent agrees that if the Closing has not occurred on or before October 2, 2010, the Company may incur up to $1,000,000 in indebtedness (in one or more tranches) to fund its continued operations prior to the Closing (the “Bridge Loan”), provided that the Bridge Loan by its terms will be paid off in full at the Closing.  Furthermore, Parent agrees that the Bridge Loan may be secured by the assets of the Company (provided that such security interest terminates in full upon repayment of the Bridge Loan at the Closing).  Parent and the Company acknowledge that the principal amount of the Bridge Loan, and any accrued interest and fees thereon, will be included in the calculation of the Company Debt Amount if the Bridge Loan, if any, remains outstanding immediately prior to the Closing.

Section 5.02          Negative Covenants.  Except (i) as specifically permitted or required by this Agreement, (ii) as specified in Section 5.02 of the Company Disclosure Letter, (iii) as required by applicable Law or a Governmental Authority or (iv) as otherwise consented to in writing by Parent, during the period from the date hereof to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VIII below, the Company shall not do any of the following:

(a)           make any capital expenditure or enter into any Contract or commitment therefor in excess of $75,000 individually or in the aggregate;

(b)           enter into, modify, amend or terminate any Contract for the purchase or lease (as lessor or lessee) of real property;

(c)           sell, lease (as lessor or lessee), fail to maintain, abandon, allow to lapse, assign, license (as licensor or licensee), transfer, encumber or otherwise dispose of, mortgage or pledge or impose any Lien (other than Permitted Liens) on any portion of the Company’s assets, other than sales or other disposition of inventory, or non-exclusive licenses of Intellectual Property granted, in the ordinary course of business consistent with past practices;

(d)           institute any material increase in any, or adopt any new Company Benefit Plan, other than in the ordinary course of business as required by the terms of any such existing plan;

(e)           (i) make any material change in the compensation of employees of the Company, other than changes made in accordance with normal compensation practices and consistent with past practices of the Company or changes required by employment agreements in existence on the date hereof or by any Law or (ii) except to the extent required by applicable Law or by written agreements existing on the date of this Agreement, (A) grant or announce any option, equity or incentive awards; (B) hire any new employees, except in the ordinary course of business consistent with past practices with respect to employees with an annual base salary that is less than $75,000, (C) pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit not required by any existing Company Benefit Plan or other agreement or arrangement in effect on the date of this Agreement, (D) enter into or amend any contracts of employment or any consulting, bonus, severance, retention, retirement or similar agreement, except for agreements for newly hired employees in the ordinary course of business consistent with past practices with an annual base salary that is less than $75,000, or (E) enter into or adopt any new, or materially increase benefits under, or renew, amend or terminate any existing, Company Benefit Plan or any collective bargaining agreement;

(f)            enter into any Contract that would be deemed a Material Contract if entered into prior to the date hereof or cancel, terminate or modify any existing Material Contract, in each case other than in the ordinary course of business;

(g)           issue, sell, deliver or authorize or propose the issuance, delivery or sale of any Equity Interests of the Company;

(h)           amend the organizational documents of the Company;

(i)            acquire or purchase any material properties or assets (other than in the ordinary course of business), merge or consolidate with, or acquire all or substantially all of the assets of, or otherwise acquire, any Person, or make any material investment in any Person;

(j)            split, combine, repurchase or reclassify any Equity Interest of the Company;

(k)           declare, set aside or pay any dividend or distribution of cash or other property to any shareholder of the Company, with respect to its equity or purchase, redeem or otherwise acquire any of its equity or any warrants, options or other rights to acquire its Equity Interests or make any other payment to any shareholder of the Company;

(l)            enter into any collective bargaining agreement;

(m)          create, incur, assume or guarantee any indebtedness outside the ordinary course of business consistent with past custom and practice;

(n)           make any change in any existing inventory management or credit, collection or payment policies or practices with respect to Accounts Receivable or accounts payable;

(o)           (i) make or change any election related to Taxes, (ii) adopt or change any accounting method or change an accounting period for Tax purposes, (iii) file any amended Tax Return, (iv) enter into any closing agreement with respect to Taxes, (v) settle any Tax claim or assessment relating to the Company, (vi) surrender any right to claim a refund of Taxes, (vii) consent to any extension or waiver of limitation period applicable to any Tax Claim or assessment relating to the Company, or (viii) fail to pay any Taxes when they become due and payable.

(p)           agree or commit, whether orally or in writing, to do any of the foregoing.

Section 5.03          No Solicitation by the Company.

(a)           From the date of this Agreement until the earlier of the Effective Time and the date of termination of this Agreement, the Company agrees that neither it nor any of its officers or directors shall, and it shall cause the Company Representatives not to, directly or indirectly:

(i)            initiate, solicit or encourage (including by way of providing information) or facilitate any inquiries, proposals or offers with respect to, or the making, or the completion of, a Takeover Proposal;

(ii)           participate or engage in any discussions or negotiations with, or furnish or disclose any non-public information relating to the Company, or otherwise cooperate with or assist any Person in connection with a Takeover Proposal;

(iii)          withdraw, modify or amend the recommendation made pursuant to Section 3.04(b) in any manner adverse to Parent or Merger Sub;

(iv)          approve, endorse or recommend any Takeover Proposal;

(v)           enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to a Takeover Proposal; or

(vi)          resolve, propose or agree to do any of the foregoing.

(b)           The Company shall, and shall cause each of the Company Representatives to, immediately cease any existing solicitations, discussions or negotiations with any Person (other than the parties hereto) that has made or indicated an intention to make a Takeover Proposal.  The Company shall promptly request that each Person who has executed a confidentiality agreement with the Company in connection with such Person’s consideration of a Takeover Proposal (other than the parties hereto and their respective advisors) return or destroy all non-public information furnished to that Person by or on behalf of the Company.  The Company shall promptly inform its Representatives of the Company’s obligations under this Section 5.03.

(c)           The Company shall notify Parent promptly (and in any event within twenty four (24) hours) upon receipt by it or any of its Representatives of (i) any Takeover Proposal or indication by any Person that it is considering making a Takeover Proposal, (ii) any request for non-public information relating to the Company other than requests for information in the ordinary course of business and unrelated to a Takeover Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Takeover Proposal.  The Company shall notify Parent promptly (and in any event within twenty four (24) hours) with the identity of such Person and a copy of such Takeover Proposal, indication, inquiry or request (or, where no such copy is available, a description of such Takeover Proposal, indication, inquiry or request), including any modifications thereto.

Section 5.04          Access and Information.  Upon reasonable notice and subject to the terms of the Confidentiality Agreements, the Company shall afford to Parent and the officers, employees, accountants, counsel and other representatives of Parent reasonable access, during normal business hours during the period prior to the Effective Time, to all of the Company’s material properties, books, Contracts, records, employees and agents; provided, however, that such access shall only be provided to the extent that such access would not violate applicable Law; and provided further that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that violates any of the Company’s obligations with respect to confidentiality if the Company shall have used commercially reasonable efforts to obtain the consent of such third Person to such inspection or disclosure or (ii) to disclose any privileged information of the Company.  All requests for information made pursuant to this Section 5.04 shall be directed to the Company’s executive officers.

Section 5.05          Securityholder Written Consent; Shareholder Documents.

(a)           The Company shall use its reasonable best efforts to cause the Securityholder Written Consent substantially in the form of the draft thereof previously provided to Parent to be executed and delivered to the Company and Parent simultaneously with or immediately after the execution and delivery of this Agreement.

(b)           The Company shall, as soon as reasonably practicable and in accordance with applicable federal and state Laws and with the Company’s organizational documents, distribute to its shareholders a document with all information required to be provided to the Company’s shareholders regarding their rights under Section 23B.13 of the WBCA, and a document with all information necessary for the Company’s shareholders to comply with the procedures under Section 2.09(a) (the “Shareholder Documents”).  The Company shall provide Parent with a copy of such Shareholder Documents before they are disseminated to the Company’s shareholders, shall provide Parent with a reasonable opportunity to comment on the content thereof, and shall consult with Parent prior to dissemination of the Shareholder Documents to the Company’s shareholders regarding the resolution of all such comments.  Each of Parent and the Merger Sub shall furnish to the Company all information requested concerning itself which is reasonably required or customary for inclusion in the Shareholder Documents.  The information provided by any party hereto for use in the Shareholder Documents shall be true and correct in all material respects, at the dates mailed to shareholders of the Company, without omission of any material fact which is required to make such information not false or misleading.  No representation, covenant or agreement is made by any party hereto with respect to information supplied in writing by any other party specifically for inclusion in the Shareholder Documents.  If at any time prior to the Effective Time any information relating to the Company, Parent or the Merger Sub, or any of their respective Affiliates, officers or directors, should be discovered by the Company, Parent or the Merger Sub which should be set forth in an amendment or supplement to the Shareholder Documents, so that the Shareholder Documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall, in accordance with applicable Law, be disseminated to the shareholders of the Company.

Section 5.06          Notification of Certain Matters.  From and after the date of this Agreement until the Effective Time, the Company shall notify Parent in writing promptly after (a) becoming aware of (i) the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of the Company to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, or (ii) the failure to comply with any covenant or agreement to be complied with by it pursuant to this Agreement which, individually or in the aggregate, would reasonably be expected to result in any condition to the obligations of the Company to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, (b) receiving any notice or other communication from any Governmental Authority in connection with the Merger or other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or (c) any Proceeding is commenced or, to the Knowledge of the Company, threatened against, relating to or involving the Company which relate to the Merger; provided, however, that the delivery of any notice pursuant to this Section 5.06 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this

Agreement or otherwise limit or affect the remedies available hereunder to either party, and the failure to deliver any such notice shall not affect any of the conditions set forth in Article VII below; and provided further that the delivery of any notice pursuant to this Section 5.06 shall not cause the failure of any condition set forth in Article VII below, to be satisfied nor shall the delivery of any such notice be deemed an admission that any condition in Article VII below, is not or will not be satisfied or that there has been any Company Material Adverse Effect.

Section 5.07          Shareholder Representative.

(a)           Authority.  Each Securityholder, pursuant to the terms of the Securityholder Written Consent, has irrevocably appointed or is appointing the Shareholder Representative as its, his or her true and lawful agent and attorney-in-fact, with full power of substitution and resubstitution, on behalf of such Securityholder on the terms and subject to the conditions set forth in this Section 5.07(a) and the Company shall, in connection with the delivery of the Shareholder Documents and Transmittal Instructions, seek to have its Shareholders approve, the appointment of the Shareholder Representative as their lawful agent and attorney-in-fact to act on behalf of the Shareholders under this Section 5.07(a).  In such capacity, the Shareholder Representative may take any action on behalf of, and may bind, any or all Shareholders (to the extent that any such Shareholder shall have so approved the appointment of the Shareholder Representative) from and after the date hereof under this Agreement or any other related agreement, including (i) entering into any amendment or modification hereof or any waiver of any obligation hereunder; (ii) giving and receiving notices and communications to or from Parent or Merger Sub relating to this Agreement or any of the transactions contemplated hereby (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by a Shareholder individually without reliance on the Shareholder Representative); (iii) making any claim on behalf of any Shareholder Indemnified Party (provided that recovery of which shall be made or directed to such Shareholder Indemnified Party) pursuant to Article IX, consenting to the payment to any Parent Indemnified Party of any amounts payable pursuant to Article IX, making any objection to, or determine to waive or fail to take any action to object to, any claim for indemnification made by any Parent Indemnified Party pursuant to Article IX; (iv) consenting or agreeing to, negotiate, entering into settlements and compromises of, and agreeing to arbitration and complying with orders of courts and awards of arbitrators with respect to, any claims contemplated by clause (ii) or (iii); and (v) taking all actions necessary or appropriate in the judgment of the Shareholder Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Shareholder under any circumstance.  The Shareholders may replace the Person serving as the Shareholder Representative at any time by written agreement of the Shareholders holding a majority of the Company Stock (or, if such replacement occurs after the Effective Time, the Shareholders who held a majority of the Company Stock immediately prior to the Effective Time), and the Securityholders shall provide notice thereof to Parent and the other Shareholders.  The Shareholder Representative shall receive no compensation for its services hereunder, but any out-of-pocket costs and expenses incurred, or to be incurred, by the Shareholder Representative in connection with actions taken by the Shareholder Representative pursuant to the terms of this Agreement and the Escrow Agreement (including the hiring of legal counsel, experts, accountants, consultants or others, and the incurring of legal fees, other fees and costs) shall be paid from the Shareholder Representative Fund.  The limitations on liability of the Shareholder Representative in this Section 5.07 and elsewhere in this Agreement are material inducements to, and represent consideration in exchange for, the Shareholder Representative to act as Shareholder Representative under this Agreement and the Escrow Agreement.  The Shareholder Representative accepts its appointment hereunder.  Parent and its respective Representatives shall be entitled to rely on the authority of the Shareholder Representative for actions taken under this Section 6.07(a) and shall have no Liability to the Company or any Shareholder for such reliance.

(b)           Liability.  The Shareholder Representative shall not be liable to any Shareholder or Securityholder or any other Person for, and the Shareholders and Securityholders shall severally indemnify and hold harmless the Shareholder Representative in respect of, all Losses incurred or suffered by the Shareholder Representative in respect of any act done or omitted hereunder as the Shareholder Representative while acting in accordance with the limitations set forth in Section 5.07(a) in the absence of fraud, willful misconduct or gross negligence on the part of the Shareholder Representative.  For such purposes any act done or omitted pursuant to the advice of counsel, independent public accountant or other professional selected by the Shareholder Representative shall be conclusive evidence of good faith and the absence of fraud, willful misconduct or gross negligence.

Section 5.08          Indemnification of Directors and Officers.

(a)           From and after the Effective Time, unless otherwise required by Law, Parent and Merger Sub agree that the indemnification obligations set forth in the Company’s articles of incorporation and bylaws existing in favor of those persons who are directors and officers of the Company as of the date of this Agreement (each, a “Covered Person”) for their acts and omissions as directors and officers thereof prior to the Effective Time, shall survive the Merger and be observed by the Surviving Company to the fullest extent permitted under the WBCA for a period of six (6) years from the Effective Time, and, during such six (6) year period, the Surviving Company shall also advance the reasonable expenses incurred by any such Covered Person in connection with the investigation or defense of, or acting as a witness to or participating in, any claim covered by this Section 5.08 to the fullest extent permitted under applicable Law, provided the Covered Person provides an undertaking to repay such advances if it is ultimately determined that such Covered Person is not entitled to indemnification under this Section 5.08.

(b)           Any Person wishing to claim indemnification under Section 5.08, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Surviving Company thereof, but the failure to so notify shall not relieve the Surviving Company of any liability it may have to such Person if such failure does not materially prejudice the Surviving Company.  In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Surviving Company shall have the right to assume the defense thereof and the Surviving Company shall not be liable to any Person seeking indemnification under Section 5.08 for any legal expenses of other counsel or any other expenses subsequently incurred by such Person in connection with the defense thereof, except that if the Surviving Company elects not to assume such defense or counsel for such Person and advises that there are issues which raise conflicts of interest between the Surviving Company and such Person, such Person may retain counsel satisfactory to them, and the Surviving Company shall pay all reasonable expenses of such counsel for such Person promptly as statements therefor are received, (ii) such Persons will cooperate in the defense of any such matter, and (iii) the Surviving Company shall not be liable for any settlement effected without its prior written consent.

(c)           The Surviving Company shall maintain a policy of officers’ and directors’ liability insurance covering those Persons who, as of immediately prior to the Effective Time, are covered by the Company’s directors’ and officers’ liability insurance policy (the “Insured Parties”) for acts and omissions occurring prior to the Effective Time with coverage in amount and scope at least as favorable as the Company’s existing directors’ and officers’ liability insurance coverage for a period of three (3) years after the Effective Time.

(d)           If the Surviving Company or any of their successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provisions shall be made so that the successors and assigns of  the Surviving Company shall assume all of the obligations set forth in this Section 5.08.

(e)           Each of the Covered Persons is an intended third-party beneficiary of this Section 5.08 and shall have the right to seek enforcement of the provisions set forth in this Section 5.08.

Section 5.09          Sections 280G Approval.  Prior to the Effective Time, the Company will (a) submit to all Persons entitled to vote (within the meaning of the Treasury Regulations under Code Section 280G) the material facts concerning all payments and benefits that, in the absence of shareholder approval of such payments and benefits, would be “parachute payments” within the meaning of Code Section 280G(b)(2) (either alone or in conjunction with any other event) (collectively, “Section 280G Payments”), in form and substance reasonably satisfactory to Parent and its counsel, which will satisfy all requirements of Code Section 280G(b)(5)(B), and (b) solicit the consent of all Persons entitled to vote (within the meaning of the Treasury Regulations under Code Section 280G) with respect to the Section 280G Payments.

Section 5.10          Termination of 401(k) Plan.  The Company shall, at least one day prior to the Closing Date, adopt written resolutions (or take other necessary and appropriate action) to terminate, the Cequint Inc. 401(k) Plan (the “Company 401(k) Plan”) and to one hundred percent (100%) vest all participants under the Company 401(k) Plan, such termination and vesting to be effective no later than the day preceding the Closing Date; provided, however, that such Company 401(k) Plan vesting and termination may be made contingent upon the Closing occurring.  Parent reserves the right to suspend the distribution of benefits from the Company 401(k) Plan on account of the Company 401(k) Plan’s termination (but not on account of reasons that would otherwise permit distribution under the terms of the Company 401(k) Plan, e.g., separation from service and hardship) until the receipt of a favorable determination letter from the IRS with respect to the termination of the Company 401(k) Plan.

Article VI.

ADDITIONAL AGREEMENTS

Section 6.01          Consents of Third Parties; Governmental Approvals.  Subject to the terms and conditions of this Agreement, the Company agrees to use commercially reasonable efforts to take, or cause to be taken, all reasonable actions to cause the conditions set forth in Section 7.01 and Section 7.02 to be satisfied, and Parent and Merger Sub agree to use commercially reasonable efforts to take, or cause to be taken, all reasonable actions to cause the conditions set forth in Section 7.01 and Section 7.03 to be satisfied (including, in each case, the use of reasonable efforts to execute any documents reasonably requested by either party hereto).  Without limiting the foregoing, the Company (with the assistance of Parent, as reasonably requested) shall act diligently and reasonably to secure, before the Closing Date, all Consents required under Material Contracts to which the Company is a party or by which it is bound (collectively, “Company Consents”); provided, however, that the Company shall not be required to incur (unless indemnified by Parent) any financial or other obligation in connection therewith (other than normal and customary transaction costs and filing fees not otherwise required hereby to be incurred by the Company).

Section 6.02          No Control of Other Party’s Business.  Nothing contained in this Agreement is intended to give Parent as relates to the Company, or vice versa, directly or indirectly, the right to control or direct the other party’s or its Subsidiary’s operations prior to the Effective Time.

Section 6.03          Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of transactions contemplated by this Agreement shall be paid by the Company when due, and the Company will, at its own expense, file all necessary Tax Returns and other documentation with respect to such Taxes, fees and charges, and if required by applicable Law, Parent will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation (referred to herein as “Transfer Taxes”).

Section 6.04          Confidentiality Agreement.  The Company and Parent acknowledge and agree that the Non-Disclosure Agreement dated May 21, 2010, between Transaction Network Services, Inc., a wholly owned subsidiary of Parent, and the Company (the “Confidentiality Agreement”) shall remain in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of parties under this Section 6.04 shall terminate.  If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in respect of such confidential information in accordance with its term.

Section 6.05          Public Announcements.  From the date of this Agreement, none of Parent, the Company, Merger Sub, any Securityholder or Shareholder Representative shall, without the written approval of Parent and the Shareholder Representative (such approval not to be unreasonably withheld or delayed), make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that any such party shall be so obligated by applicable Law, in which case such party shall allow the other party reasonable time to comment on such release or announcement and the parties shall use their reasonable efforts to cause a mutually agreeable release or announcement to be issued; provided, however, that the foregoing shall not preclude communications or disclosures necessary to implement the provisions of this Agreement or to comply with (a) any disclosure obligations under the Exchange Act or the rules promulgated thereunder or (b) the applicable rules and listing standards of any stock exchange.

Section 6.06          Takeover Statute.  If any “fair price”, “moratorium”, “business combination”, “control share acquisition” or other form of anti-takeover statute or regulation shall become applicable to the Merger or the other transactions contemplated by this Agreement after the date of this Agreement, each of the Company and Parent and member of their respective boards of directors (or similar governing bodies) shall grant such approvals and take such actions as are reasonably necessary so that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate or minimize the effects of such statute or regulation on the Merger and the other transactions contemplated hereby.

Section 6.07          Tax Matters.

(a)           Final Tax Returns.  All Tax Returns for the Company that are required under applicable Law to be filed after Closing, and include a Pre-Closing Tax Period (each a “Final Tax Return”), will be prepared and timely filed by the Company.  All Final Tax Returns shall be prepared in a manner consistent with prior Tax Returns of the Company, unless otherwise required by applicable Law.  At least twenty (20) Business Days prior to the due date (giving effect to any extensions) for filing a Final Tax Return, the Company shall deliver a copy of each such Tax Return to the Shareholder Representative for its review and approval (not to be unreasonably withheld, conditioned or delayed).  The Shareholder Representative and Parent shall cause to be paid from the Escrow Amount within five (5) days prior to the due date (giving effect to any extensions) for filing of such Tax Returns an amount in cash equal to any Pre-Closing Taxes shown as due thereon to the Company.

(b)           Refunds.  The Shareholders shall be entitled to all refunds (and any interest thereon) received by the Company (whether actually or as a credit or other offset to Taxes payable by the Company, Parent or its Affiliates) after the Closing with respect to all Pre-Closing Tax Periods excluding any refunds resulting from carrybacks of net operating losses or similar items from Post-Closing Tax Periods to Pre-Closing Tax Periods.  If the Surviving Company, Parent or its Affiliates receive a refund to which the Shareholders are entitled pursuant to this Section 6.07(b), Parent shall pay or cause to be paid to the Shareholder Representative (for the benefit of the Shareholders) the amount to which the Shareholders are entitled within fifteen (15) days after such refund is received (whether actually or as a credit or other offset to Taxes payable).  Notwithstanding the foregoing, in the event any redetermination by a Taxing Authority or change in applicable law reduces the amount of any refund or credit, which Parent has paid or caused to be paid to the Shareholders under this Section 6.07(b), the Shareholders shall pay Parent within fifteen (15) days of Parent’s request for such payment, the amount of such reduction (together with any interest and penalties thereon that are required to be paid to the Taxing Authority in connection with the reduction or credit of such refund).

(c)           Amended Returns.  Without the prior written consent of the Shareholder Representative, Parent shall not amend (or cause or permit to be amended) any Tax Return for any Pre-Closing Tax Periods that includes the Company, except that (i) amended Tax Returns for such periods may be filed to correct material errors that are discovered in such Tax Returns that, absent such correction, would materially and adversely affect the Company for Post-Closing Tax Periods; and (ii) amended Tax Returns for such periods may be made for the purpose of carrying back net operating losses or similar items from Post-Closing Tax Periods to Pre-Closing Periods, provided that the filing of any such amended Tax Return without the consent of the Shareholder Representative pursuant to clause (i) or (ii) shall not be determinative of the existence of any claim for indemnification under Article IX or the amount of any Losses relating to such claim.

(d)           Tax Sharing Agreements.  All Tax sharing agreements or similar agreements with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any liability thereunder.

(e)           Cooperation.  Parent, the Shareholder Representative and the Company shall cooperate fully and in good faith, as and to the extent reasonably requested by the other parties, in connection with the filing of Tax Returns, and any audit or other Proceeding with respect to Taxes imposed on any of them for Taxable periods ending before January 1, 2011.  Such cooperation shall include the retention and (upon the other party’s reasonable request) the provision of records and information which are reasonably relevant to any such Tax Return, or any such audit or other Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Parent, the Shareholder Representative and the Company agree (i) to retain or cause to be retained all books and records with respect to Tax matters that are pertinent to the Company and relate to any Taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations (and, to the extent notified by Parent or the Shareholder Representative, any extensions thereof) of the respective Taxable periods, and to abide by all record retention agreements entered into before the Closing by the Company with any Taxing Authority, (ii) to provide to the other party, upon any reasonable request, all books and records with respect to Tax matters that are pertinent to the Company and relate to any Taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Parent or the Shareholder Representative, any extensions thereof) of the respective Taxable periods, and (iii) to give the other parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if any of the other parties so requests, the other parties shall allow such requesting party to take possession of such books and records.

Section 6.08          Participation in Parent’s 401(k) Plan.  No more than 30 days after the Closing, Parent and its Affiliates shall permit employees of Parent, the Surviving Company or any of their Affiliates who were eligible to participate in the Company 401(k) Plan immediately prior to the Company

401(k) Plan’s termination, to participate in a 401(k) plan sponsored or maintained by Parent or any of its Affiliates (the “Parent 401(k) Plan”).  In addition, Parent shall cause the Parent 401(k) Plan to accept direct rollovers of any eligible rollover distributions, including participant loans, distributed to employees of Parent, the Surviving Company or any of their Affiliates from the Company 401(k) Plan after Closing.  Notwithstanding the preceding sentence, the Parent 401(k) Plan shall not be required to accept a direct rollover of any portion of an eligible rollover distribution that consists of Roth contributions (and related earnings) if the Parent 401(k) Plan does not permit Roth contributions at the time of such rollover.  Parent agrees that the Company may, if it deems appropriate, amend the Company 401(k) Plan and any policies or documents related to outstanding loans from the Company 401(k) Plan to participants in the Company 401(k) Plan to the extent necessary to prevent the termination of the Company 401(k) Plan (or distribution from the Company 401(k) Plan) from constituting an event of default under such outstanding loans.

Article VII.

CONDITIONS OF MERGER

Section 7.01          Conditions Applicable to Each Party.  The respective obligations of each party to effect the Merger and the other transactions contemplated hereby is subject to the satisfaction at or prior to the Effective Time of the following conditions, except, to the extent permitted by applicable Law, that such conditions may be waived in writing pursuant to Section 8.03 by the joint action of the parties hereto:

(a)           Securityholder Written Consent.  The Securityholders shall have delivered the Securityholder Written Consent in the form attached hereto as Exhibit H.

(b)           Governmental Filings.  All required filings with Governmental Authorities shall have been made and required consents and approvals shall have been received on terms acceptable to the parties, and all statutory or regulatory waiting periods applicable thereto, if any, shall have expired or been earlier terminated.

(c)           No Injunction.  No temporary restraining order or preliminary or permanent injunction or other Order by any court of competent jurisdiction or other Governmental Authority preventing consummation of the Merger shall have been issued and be continuing in effect, and the Merger and the other transactions contemplated hereby shall not have been prohibited under any applicable Law.

(d)           Escrow Agreement.  The Parent, Company, Shareholder Representative and the Escrow Agent shall have entered into the Escrow Agreement, a form of which is attached hereto as Exhibit I, it being understood that such agreement may be modified as agreed by the prospective parties thereto at or prior to the Effective Time (such agreement, in the form entered into at Closing, the “Escrow Agreement”), and the Escrow Agreement shall be in full force and effect.

(e)           Retention Bonus Plan.  Company shall have adopted the Retention Bonus Plan.

Section 7.02          Additional Conditions Applicable to Parent and Merger Sub.  The respective obligations of Parent and the Merger Sub to effect the Merger and the other transactions contemplated hereby are subject to the satisfaction at or prior to the Effective Time of the following additional conditions except, to the extent permitted by applicable Law, that such conditions may be waived in writing pursuant to Section 8.03 by Parent:

(a)           Company’s Representations and Warranties.  The representations and warranties set forth in Article III shall be true and correct in all respects (without giving effect to any “materiality” or “Company Material Adverse Effect” or similar qualifiers set forth therein, other than with respect to Section 3.07(i), at and as of the date hereof and at and as of the Closing Date as if made at and as of each such time (except for those representations and warranties expressly made as of a particular date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct, individually and in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect with respect to the Company (other than Section 3.01, Section 3.02, Section 3.03, Section 3.04, which representations and warranties shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as though then made and subject to the qualifications therein).

(b)           Company’s Agreements and Covenants.  The Company and the Shareholders shall have performed or complied in all material respects with all agreements and covenants required by this Agreement (whether or not any Shareholder is a Securityholder) to be performed or complied with by them on or prior to the Effective Time.

(c)           No Company Material Adverse Effect.  Since the date of this Agreement, there shall have been no Company Material Adverse Effect.

(d)           Officer’s Certificate.  Parent shall have received a certificate of the chief executive officer or the chief financial officer of the Company confirming the satisfaction of the conditions set forth in Section 7.02(a) and Section 7.02(b).

(e)           Dissent.  Holders of at least 95% of the outstanding Company Stock shall have agreed to surrender their Certificates, if any, and returned to the Company properly completed and duly executed Transmittal Instructions in exchange for the Merger Consideration.

(f)            Consents.  All Consents listed on Schedule 7.02(f) shall have been obtained.

(g)           Resignation of Directors.  The Company shall have delivered to Parent evidence reasonably satisfactory to Parent that all persons holding the position of director of the Company, in office immediately prior to the Effective Time, have resigned in writing from such positions effective as of the Effective Time.

(h)           Tax Certificate.  The Company shall have delivered to Parent a certificate, signed under penalty of perjury and in form and substance as required under Section 897 and Section 1445 of the Code and Section 1.897-2(h) of the Treasury Regulations, stating that an interest in the Company is not a “United States real property interest” as such term is defined in Section 897 of the Code.

(i)            Payoff Letters.  The Company shall have delivered to Parent the Payoff Letters reflecting all outstanding Company Debt Amounts and any necessary UCC termination statements or other releases as may be reasonably required to evidence the satisfaction of the Company Debt Amounts.

(j)            Non-Compete Agreements.  Each of the Executive Shareholders shall have entered into Non-Compete Agreements substantially in the form attached hereto as Exhibit J, and such agreements shall be in full force and effect.

(k)           Voting Agreement.  Each Executive Shareholder shall have entered into the Voting Agreement substantially in the form attached hereto as Exhibit K (the “Voting Agreement”), and such agreement shall be in full force and effect.

(l)            Section 280G.  The Company shall have delivered to Parent evidence satisfactory to Parent that either (i) the requisite shareholder approval under Code Section 280G(b)(5)(B) was obtained with respect to any Section 280G Payments in accordance with Section 5.09 of the Agreement, or (ii) the requisite shareholder approval under Code Section 280G(b)(5)(B) with respect to such Section 280G Payments was not obtained, and as a consequence, such Section 280G Payments shall not be made, pursuant to the waivers (as applicable) of such Section 280G Payments duly executed by the affected individuals prior to the Company soliciting the requisite shareholder approval.

Section 7.03          Additional Conditions Applicable to Company.  The obligation of the Company to effect the Merger and the other transactions contemplated hereby is subject to the satisfaction at or prior to the Effective Time of the following additional conditions except, to the extent permitted by applicable Law, that such conditions may be waived in writing pursuant to Section 8.03 by the Company or the Shareholder Representative:

(a)           Parent’s and Merger Sub’s Representations and Warranties.  The representations and warranties set forth in Article IV shall be true and correct in all respects (without giving effect to any “materiality” or similar qualifiers set forth therein) at and as of the date hereof and at and as of the Closing Date as if made at and as of each such time (except for those representations and warranties expressly made as of a particular date, which shall be true and correct as of such date).

(b)           Parent’s and Merger Sub’s Agreements and Covenants.  The Parent and the Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)           Officer’s Certificate.  The Company shall have received a certificate signed on behalf of an executive officer of Parent confirming the satisfaction of the conditions set forth in Section 7.03(a) and Section 7.03(b).

(d)           Voting Agreement.  Parent shall have entered into the Voting Agreement with each Executive Shareholder, and such agreement shall be in full force and effect.

(e)           Blue Sky Filings.  Parent shall have filed any and all permits, approvals and consents of securities or “blue sky” authorities of any jurisdiction that are necessary so that the consummation of the Merger and the transactions contemplated hereby will be in compliance in all material respects with applicable Law.

Article VIII.

TERMINATION

Section 8.01          Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether prior to or after the Company Requisite Approval is obtained (except as noted), as applicable:

(a)           by mutual written consent duly authorized by Parent and the Company;

(b)           by either the Company or Parent if the Merger shall not have been consummated by October 5, 2010, unless extended by agreement of the Company and Parent; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date if such action or failure to act constitutes a breach of any provision of this Agreement;

(c)           by either the Company or Parent if a Governmental Authority shall have issued a non-appealable final Order or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d)           by the Company, upon a breach of any covenant or agreement on the part of Parent or the Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or the Merger Sub shall have been untrue when made or shall have become untrue, in either case such that the conditions set forth in Section 7.03(a) or Section 7.03(b), above, as the case may be, would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; and

(e)           by Parent, upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have been untrue when made or shall have become untrue, in either case such that the conditions set forth in Section 7.02(a) or Section 7.02(b), above, as the case may be, would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue.

Section 8.02          Notice of Termination; Effect of Termination.  Any termination of this Agreement under Section 8.01, above, will be effective immediately upon the delivery of written notice thereof by the terminating party to the other party.  In the event of termination of this Agreement as provided in Section 8.01, above, this Agreement shall be of no further force or effect, with no liability of any party to the other parties, except (i) the provisions set forth in the last sentence of Section 6.04, above, this Section 8.02 and Article X below, shall survive the termination of this Agreement indefinitely, (ii) the provisions of the Confidentiality Agreements shall survive the termination of this Agreement (subject to the time period set forth therein), and (iii) nothing herein shall relieve any party from liability for any intentional or willful breach of this Agreement.

Section 8.03          Waiver.  At any time prior to the Effective Time, each of the parties hereto may, in a signed writing, to the extent permitted by applicable Law, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies by the other parties hereto in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance by the other parties hereto with any of the agreements or conditions contained herein.

Article IX.

INDEMNIFICATION

Section 9.01          Survival.

(a)           Representations and Warranties.  The respective representations and warranties set forth in this Agreement shall survive the Closing and will remain in full force and effect thereafter until eighteen (18) months following the Closing; provided, however, that (i) the representations and warranties set forth in Section 3.10 and Section 3.16  shall survive the Closing and will remain in full force and effect thereafter until ninety (90) calendar days following the expiration of the applicable statute of limitations with respect thereto and (ii) the representations and warranties set forth in Section 3.01, Section 3.02, Section 3.04, Section 3.23 Section 4.01, Section 4.02 and Section 4.07 (together, the “Fundamental Representations”) shall survive indefinitely.  Notwithstanding anything in this Agreement to the contrary, no party to this Agreement shall have any indemnification obligation under this Article IX for any claim of a breach of a representation or warranty unless written notice of such claim as provided in this Article IX has been timely given in accordance with Section 10.01 prior to the expiration of the applicable survival period of the representation or warranty upon which such claim is based as provided in this Section 9.01(a); to the extent such notice is given prior to the expiration of the applicable survival period, such claim for indemnification may be pursued until the final resolution of such claim in accordance with the provisions of this Article IX.

(b)           Covenants and Agreements.  All covenants and agreements to be performed in their entirety prior to the Closing Date shall terminate upon the Closing except as expressly provided herein.  All covenants and agreements to be performed in whole or in part after the Closing Date shall survive in accordance with their terms.

Section 9.02          Indemnification by the Shareholders.

(a)           Indemnification by the Shareholders.  Subject to the other provisions of this Article IX, from and after the Effective Time, the Shareholders, severally in proportion with their respective Pro Rata Common Interests (subject to the terms of Section 9.02 (c)) and not jointly, shall indemnify and hold harmless Parent and its Subsidiaries (for avoidance of doubt, including the Surviving Company and its Subsidiaries), and their respective directors, officers, employees, agents, attorneys and consultants and their successors and assigns (the “Parent Indemnified Parties”) from and against any and all Losses incurred or suffered by any such Parent Indemnified Parties directly or indirectly as a result of, with respect to, arising from or in connection with:

(i)            any misrepresentation or breach of any representation or warranty contained in Article III of this Agreement (provided that in each case, after determining that a misrepresentation or breach of any such representation or warranty has occurred, the amount of Losses for which Parent Indemnified Parties shall be indemnified shall be determined without regard to any materiality or “Company Material Adverse Effect” qualification contained therein);

(ii)           any breach of or any failure to perform any covenant or agreement of the Company to be performed at or prior to Closing set forth in this Agreement; and

(iii)          all Pre-Closing Taxes.

(b)           Limitations.

(i)            The Shareholders shall be required to indemnify and hold harmless pursuant to Section 9.02(a) with respect to Losses incurred by Parent Indemnified Parties only to the extent the aggregate Losses exceed seven-tenths of a percent (0.7%) of the Merger Consideration actually paid to the Shareholders (the “Basket”) on the date such claim is made (the “Claim Date”), whereupon the Shareholders shall then be liable for all such Losses that exceed the Basket; provided, that if any additional Merger Consideration is paid to the Shareholders following the Claim Date that would result in a increase in the Basket (the date upon which such additional Merger Consideration is paid, the “Basket Increase Date”) (A) the Parent Indemnified Parties shall be entitled to recover their Losses  incurred as of the Claim Date for such Losses based upon the Basket calculated as of such Claim Date (and such Losses shall count towards the aggregate amount of the Basket) and (B) any Losses incurred after any Basket Increase Date shall be subject to the increased Basket in effect on the applicable Claim Date that the claim for such Losses is made.

(ii)           The maximum aggregate liability of all of the Shareholders to all Parent Indemnified Parties taken together for all Losses pursuant to Section 9.02(a) shall not exceed the Escrow Amount plus ten percent (10%) of any Aggregate Milestone Amounts, if any, actually earned during the Earn-Out Period (the “Indemnification Cap”).  Notwithstanding the foregoing, to the extent that, on any Claim Date, a Parent Indemnified Party incurs a Loss that is otherwise indemnifiable under Section 9.02(a) that exceeds the Indemnification Cap (calculated as of such Claim Date) and all or any portion of the Aggregate Milestone Amounts have not yet been earned, such Parent Indemnified Party shall be permitted to offset such Loss (to the extent not otherwise paid) against any future Aggregate Milestone Amounts earned up to the Indemnification Cap (calculated at the end of the Earn-Out Period).

(iii)          Notwithstanding the foregoing paragraphs (i) and (ii), the Basket and Indemnification Cap shall not apply to claims that relate to a breach or inaccuracy of the Fundamental Representations or the representations and warranties set forth in Section 3.16 or claims under Sections 9.02(a)(ii) or 9.02(a)(iii); provided, that the maximum aggregate amount required to be paid directly by a Shareholder in respect of indemnification for all claims or otherwise under this Agreement shall not under any circumstance exceed the portion of the Merger Consideration actually paid to such Shareholder (with such Merger Consideration calculated at the end of the Earn-Out Period and taking into account all Earn-Out Consideration actually paid to the Shareholders), whether in the form of cash or Parent Shares (valued at the Closing Date Reference Price).

(c)           Pro Rata.  In the event that the Shareholders are or become liable under this Article IX in an amount that exceeds the Indemnification Cap, each Shareholder shall be liable only for his, her or its pro rata portion of such amount with such proration determined in proportion to the respective Pro Rata Common Interests of all Shareholders, subject to the other limitations set forth in this Agreement; provided, however, that (i) to the extent the aggregate amount of such liabilities is greater than (A) an amount equal to the Common Consideration plus the Unpaid Earned Earn-Out Consideration plus the Paid Earn-Out Consideration but less than (B) an amount equal to the Common Consideration plus the Unpaid Earned Earn-Out Consideration plus the Paid Earn-Out Consideration plus the Series A Preferential Amount, then with respect to such amount each Shareholder shall be liable only for 100% of his, her or its pro rata portion of such amount, with such proration determined in proportion to the respective Pro Rata Common Interests of all Shareholders, subject to the other limitations set forth in this Agreement, and, to the extent such Shareholder was a holder of Series A Preferred immediately prior to the Effective Time, to such Shareholder’s pro rata portion (with such proration determined in proportion to the number of shares of Series A Preferred owned by such Shareholder immediately prior to the Effective Time relative to the total number of shares of Series A Preferred outstanding immediately prior to the Effective Time) of the portion of the Series A Preferential Amount necessary to satisfy the remaining amount of such liabilities in full; and (ii) to the extent the aggregate amount of such liabilities is greater than (A) an amount equal to the Common Consideration plus the Unpaid Earned Earn-Out Consideration plus the Paid Earn-Out Consideration plus the Series A Preferential Amount, but less than (B) an amount equal to the Common Consideration plus the Unpaid Earned Earn-Out Consideration plus the Paid Earn-Out Consideration, each Shareholder shall be liable only for 100% of his, her or its pro rata portion of such amount, with such proration determined in proportion to the respective Pro Rata Common Interests of all Shareholders, subject to the other limitations set forth in this Agreement, and, to the extent such Shareholder was a holder of Series A Preferred immediately prior to the Effective Time, to such Shareholder’s pro rata portion (with such proration determined in proportion to the number of shares of Series A Preferred owned by such Shareholder immediately prior to the Effective Time relative to the total number of shares of Series A Preferred outstanding immediately prior to the Effective Time) of the Series A Preferential Amount (if any), and, to the extent such Shareholder was a holder of Series B Preferred or a warrant therefor immediately prior to the Effective Time, to such Shareholder’s pro rata portion(with such proration determined in proportion to the number of shares of Series B Preferred owned by such Shareholder immediately prior to the Effective Time relative to the total number of shares of Series B Preferred outstanding immediately prior to the Effective Time) of the portion of the Series B Preferential Amount necessary to satisfy the remaining amount of such liabilities in full.

(d)           Obligations for Dissenters’ Rights.  Notwithstanding anything in this Agreement to the contrary, the Shareholders shall indemnify Parent Indemnified Parties for any amount paid to the holders of the Company Stock by reason of the exercise of dissenters’ rights as described in Section 2.10 that is in excess of the amounts set aside for such payments pursuant to Section 2.08(c) without reduction by reason of the limitations provided in this Article IX (except for Section 9.02(c) if applicable and for Section 9.02(b)(iii)), and without regard to whether the conditions to the obligations for indemnification set forth herein have been met.  The obligations of the Shareholders to indemnity Parent Indemnified Parties pursuant to this Section 9.02(d) shall be several and not joint, and such indemnification or reimbursement shall, at Parent Indemnified Party’s option, be satisfied in whole or in part, from either the Escrow Amount or the amount of any Unpaid Earned Earn-Out Consideration, if any.

Section 9.03           Indemnification by Parent.  Subject to the other provisions of this Article IX, from and after the Effective Time, Parent shall indemnify and hold harmless the Shareholders (the “Shareholder Indemnified Parties”) from and against any and all Losses incurred or suffered by any such Shareholder Indemnified Parties directly or indirectly as a result of, with respect to, arising from or in connection with: (a) any misrepresentation or breach of any representation or warranty of Parent or Merger Sub set forth in Article IV of this Agreement (provided that in each case, after determining that a misrepresentation or breach of any such representation or warranty has occurred, the amount of Losses for which Shareholder Indemnified Parties shall be indemnified shall be determined without regard to any materiality qualification contained therein); or (b) any breach of or any failure to perform any covenant or agreement of Parent or Merger Sub set forth in this Agreement.

Section 9.04           Miscellaneous.

(a)           No Indemnified Party shall be entitled to recover more than the full amount of any Loss incurred by such Indemnified Party under the provisions of this Agreement in respect of any such Loss.  Without limiting the generality of the foregoing, the amount of any Losses subject to indemnification under Section 9.02 shall be reduced by (i) the amounts actually recovered by the Indemnified Party (or its related Persons) incurring such Losses under applicable insurance policies with respect to claims related to such Losses, (ii) any income Tax-related benefits that the Indemnified Party (or its related Persons) actually realized through a reduction of cash income Taxes paid or payable and with the amount thereof calculated on a “with” versus “without” basis, and (iii) the amount of any reserves for such Losses set forth on the Closing Date Statement (as finally determined pursuant to the terms of Section 2.14) and taken into account in the calculation of the Merger Consideration.  The Parent Indemnified Parties agree that if coverage of any Losses is or may be available under any policy held by the Company prior to the Closing, or under any “claims made policy” held by Parent or the Company, then the Parent Indemnified Parties shall use commercially reasonable efforts to seek recovery under such policy.  To the extent the Shareholders indemnify any of the Parent Indemnified Parties for Losses hereunder and any of the Parent Indemnified Parties subsequently collects insurance proceeds or actually realizes Tax-related benefits with respect to the claim upon which the Parent Indemnified Party’s indemnification was based, Parent shall reimburse the Shareholders the amount of the Losses for which the Shareholders indemnified the Parent Indemnified Party within five (5) days of receipt of such insurance proceeds or actual realization of such Tax-related benefits (whether as a refund or as a credit or other offset to Taxes payable).

(b)           The waiver by any party hereto of any conditions set forth in Article VII will not affect or limit the provisions of this Article IX in any manner.

(c)           Except as otherwise payable pursuant to a Third Party Claim, no Indemnifying Party shall be liable pursuant to Section 9.02 to any Indemnified Party for any consequential, incidental or punitive Losses or Losses for lost profits.

(d)           To the extent indemnification of a Loss is required under this Article IX, no Parent Indemnified Party shall seek payment directly from any Shareholder or Securityholder for indemnification of any Losses pursuant to this Article IX unless the Escrow Amount has been entirely depleted and any Unpaid Earned Earn-Out Consideration has been fully offset.

(e)           No Indemnified Party shall be entitled to recover any Losses under the provisions of this Agreement to the extent any amounts under indemnification agreements with Persons other than the parties hereto are received by the Indemnified Party on account of such Losses.

Section 9.05           Claims.

(a)           Notice of Claim.  Promptly after the receipt by a Parent Indemnified Party or a Shareholder Indemnified Party, as appropriate (the “Indemnified Party”), of a notice of any claim, action, suit or proceeding by any third party (a “Third Party Claim”) or upon becoming aware of any other facts, circumstances or events, in either case that would reasonably give rise to a right to indemnification pursuant to this Article IX, such Indemnified Party shall give written notice of such claim to the indemnifying party hereunder (the “Indemnifying Party”), stating the nature and basis of the claim and the amount thereof, to the extent known, along with copies of the relevant documents evidencing the claim and the basis for indemnification sought.  Failure of the Indemnified Party to give such notice shall not relieve the Indemnifying Party from liability on account of such indemnification, except if (and then only) to the extent that the Indemnifying Party is actually prejudiced thereby.  Thereafter, the Indemnified Party shall promptly deliver to the Indemnifying Party copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim or such other claim.

(b)           Assumption of Defense of Third Party Claims.  The Indemnifying Party shall have the right to assume control of the defense of the Indemnified Party against any Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party and control the defense of such Third Party Claim (x) if it elects to do so within twenty (20) Business Days following receipt of the notice with respect thereto and (y) so long as the Indemnifying Party conducts such defense actively and diligently.  The Indemnifying Party may not assume control of the defense of a Third Party Claim (or shall not be required to assume control of a Third Party Claim) if the Third Party Claim of which it seeks to assume control (or has assumed control) (i) seeks non-monetary relief; (ii) is reasonably determined by the Indemnified Party after consultation with counsel to the Indemnified Party to involve a conflict of interest between the Indemnified Party and the Indemnifying Party with respect to such Third Party Claim, (iii) involves criminal or quasi-criminal allegations; (iv) involved a claim which the Indemnifying Party failed or is failing to vigorously prosecute or defend; or (v) involves a claim that is reasonably expected to result in Losses to the Indemnified Party in excess of 125% of the Indemnifying Party’s indemnification obligation hereunder in light of the limitations set forth in this Article IX.  The Indemnifying Party shall not, in the defense of such Third Party Claim, consent to the entry of any judgment (other than a judgment of dismissal on the merits without costs) or enter into any settlement without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed or conditioned, unless (1) there is no finding or admission of any violation of any applicable Law, (2) the sole relief provided is monetary damages that are reimbursed in full as indemnified Losses and (3) the settlement shall include the giving by the claimant or the plaintiff to the Indemnified Party of a release from all liability in respect of such claim or litigation.  If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall be entitled to participate in the defense of the claim, but the Indemnified Party shall bear the fees and expenses of any counsel retained by it to participate in its defense unless either of the following apply:  (A) the employment of such counsel has been authorized in writing by the Indemnifying Party or (B) the Indemnifying Party’s legal counsel has advised the Indemnifying Party in writing, with a copy to the Indemnified Party, that there is a conflict of interest that would make it inappropriate under applicable standards of professional conduct to have common counsel.

If either clause (A) or (B) in the immediately preceding sentence is applicable, then the Indemnified Party may employ separate counsel at the expense of the Indemnifying Party to represent the Indemnified Party, but in no event shall the Indemnifying Party be obligated to pay the reasonable costs and expenses of more than one such separate counsel for any one Third Party Claim.  If the Indemnifying Party elects not to assume control of the defense of an action contemplated by this Article IX within the manner contemplated above, or, if control of the defense of such action is assumed by the Indemnifying Party, the Indemnifying Party fails to conduct the defense actively and diligently, (I) the Indemnified Party may defend against the action in any manner it reasonably may deem appropriate; provided, however, that the Indemnified Party shall consult with the Indemnifying Party in connection therewith; (II) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically for the reasonable costs of defending against the action (including reasonable attorneys’ fees and expenses) to the extent such costs are Losses for which the Indemnified Party is entitled to indemnification therefor hereunder; and (III) the Indemnifying Party will remain responsible for any costs the Indemnified Party may incur resulting from the action to the extent such costs are Losses for which the Indemnified Party is entitled to indemnification therefor hereunder.  An Indemnified Party shall not, without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, delayed or conditioned, agree to a settlement of a Third Party Claim, unless the Indemnified Party shall also waive any right to indemnification under this Agreement in respect of such Third Party Claim.

Section 9.06           Payment.  If an Indemnified Party desires to seek indemnification under this Article IX, the Indemnified Party shall give reasonably prompt written notice to the Indemnifying Party specifying the facts constituting the basis for such claim and the amount, to the extent known, of the claim asserted.  Until the end of the applicable survival period specified in Section 9.01, no delay on the part of an Indemnified Party in giving a notice of claim will relieve the Indemnifying Party from any of its obligations under Article IX unless (and then only to the extent that) the Indemnifying Party is prejudiced thereby.  Subject to Section 9.01, in the event that, within the forty-five (45) day period after a notice of claim is received by the Indemnifying Party, the Indemnifying Party does not contest such claim in writing to the Indemnified Party as provided in this Section 9.06, the Indemnifying Party will be conclusively deemed to have consented to the recovery by the Indemnified Party of the full amount of Loss specified in the notice in accordance with this Article IX.  If the Indemnifying Party disputes such claim for indemnification, it shall notify the Indemnified Party within forty-five (45) days after its receipt of the notice of such claim for indemnification, whereupon the Indemnified Party and the Indemnifying Party shall meet and attempt in good faith to resolve their differences with respect to such claim for indemnification.  If the dispute has not been resolved within thirty (30) days after such parties first met to attempt a resolution, either the Indemnifying Party or the Indemnified Party may initiate litigation in accordance with Article X of this Agreement.  In the event that the Indemnifying Party disputes a claim by an Indemnified Party, then such disputed claim will be resolved by either (i) a written settlement agreement executed by the Indemnified Party, on the one hand, and Indemnifying Party, on the other hand, or (ii) in the absence of such a written settlement agreement, by such litigation.  The Shareholder Representative shall be the Person to receive notices and make decisions in accordance with the procedures set forth in Section 9.06.

Section 9.07           Adjustments to Merger Consideration.  The Company, Parent, the Surviving Entity and the Securityholders agree to treat each indemnification payment pursuant to this Article IX as an adjustment to the consideration to be issued pursuant to the Merger for all Tax purposes and shall take no position contrary thereto unless required to do so by applicable Tax Law pursuant to a determination as defined in Section 1313(a) of the Code.

Section 9.08           Sole and Exclusive Remedy.  Except (i) as otherwise provided below in this Section 9.08, (ii) for any post-Closing payments owed or made pursuant to Section 2.14 and (iii) with respect to the matters governed by Section 6.07, the indemnification provided for in this Article IX, subject to the limitations set forth herein or therein, shall be the exclusive post-Closing remedy available to any Indemnified Party in connection with any Losses arising out of or related to the matters set forth in this Agreement or the transactions contemplated hereby; provided, however, that nothing herein will limit in any way any such Indemnified Party’s (A) remedies in respect of fraud or intentional misrepresentation, or (B) rights hereunder to injunctive or other equitable relief to enforce its rights under this Agreement or in connection with the transactions contemplated hereby.

Article X.

GENERAL PROVISIONS

Section 10.01         Notices.  All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed given and received when delivered personally, three (3) Business Days after being mailed by registered or certified mail (postage prepaid, return receipt requested), one (1) Business Day after being delivered by an express courier (with confirmation), or when sent by facsimile (with confirmation), in each case to the parties at the following addresses or facsimile numbers, as the case may be (or at such other address or facsimile number for a party as shall be specified by like changes of address or facsimile number) and shall be effective upon receipt:

If to the Company:

Cequint, Inc.
1011 Western Avenue
Suite 800
Seattle, WA 98104
Attention:
Facsimile:

with copies (which shall not constitute notice) to:

Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101
Attention:	David McShea
Lance Bass
Facsimile: (206) 359-9000

if to the Shareholder Representative:

Project Thunder Shareholder Liquidating Trust
c/o The Benaroya Company
3600 136th Place SE Suite 250
Bellevue, WA 98006
Attention: John T. Carleton
Facsimile: (425) 440-6730

With, if such notice is being given after Closing, copies (which shall not constitute notice) to:

Perkins Coie LLP
1201 Third Avenue, Suite 4800

Seattle, WA 98101
Attention:	David McShea
Lance Bass
Facsimile: (206) 359-9000

if to Parent or Merger Sub, to:

TNS, Inc.
11480 Commerce Park Drive, #600
Reston, VA 20191
Attention:	General Counsel
Facsimile: (703) 453-8397

with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP
655 Fifteenth Street, N.W.
Washington, D.C. 20005-5793
Attention:	Mark Director
Dan Michaels
Facsimile: (202) 879-5200

Section 10.02         Further Assurances. The parties agree (a) to furnish upon request to each other such information, (b) to execute and deliver to each other such other documents, and (c) to do such acts and things, all as the other parties may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 10.03         Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.04         Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to either party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 10.05         Entire Agreement. This Agreement (including the documents and instruments referred to in this Agreement) constitutes the entire agreement of the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and is not intended to confer upon any other Person any rights or remedies hereunder.

Section 10.06         Assignment. This Agreement shall not be assigned by operation of Law or otherwise, except that Parent and Merger Sub may (i) assign all or any of their respective rights hereunder and thereunder to any Affiliate provided that Parent and Merger Sub shall remain liable for the performance of all obligations so assigned or (ii) pledge this Agreement (and all of Parent’s rights hereunder) to any of Parent’s lenders for collateral security purposes.

Section 10.07         Parties in Interest.  Subject to Section 10.06, this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and except as set forth in Section 5.08 nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.08         Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to its conflicts of laws provisions (except to the extent that the WBCA is mandatorily applicable).

Section 10.09         Company Disclosure Letter; Representations and Warranties.  Any event or condition specifically disclosed in any section of the Company Disclosure Letter in a manner that makes its relevance to another section of such letter apparent on the face of such disclosure shall be deemed included in such other section.  Parent and Merger Sub acknowledge and agree that:  (i) the Company has not made any representations or warranties other than as specifically set forth in this Agreement or any certificate or other document delivered pursuant to this Agreement; (ii) neither Parent nor Merger Sub is relying on any representation or warranty other than those set forth in this Agreement or any certificate or other document delivered pursuant to this Agreement; and (iii) Parent and Merger Sub have had ample opportunity to conduct due diligence on the Company.  Except as set forth in this Agreement or any certificate or other document delivered pursuant to this Agreement, the Company disclaims all other representations and warranties of any kind, including without limitation any financial projections or future prospects of the Company.

Section 10.10         Enforcement; Jurisdiction.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity.  The parties hereby (i) submit to the exclusive jurisdiction of any federal or state court sitting in the State of Washington, and (ii) agree not to object to venue in such courts or to claim that such forum is inconvenient.  Except as otherwise set forth herein, all rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available under applicable Law.

Section 10.11         Amendments.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Parent, Merger Sub, the Company and the Shareholder Representative (on behalf of the Shareholders).

Section 10.12         Counterparts.  This Agreement may be executed in two (2) or more counterparts and by exchange of original, facsimile and/or Portable Document Format (a/k/a “.PDF”) signature pages, all of which shall be considered one and the same agreement and shall become effective when counterparts of such signature pages have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart signature page.

Section 10.13         Interpretation.  When a reference is made in this Agreement to Articles, Sections, Exhibits or Annexes, such reference will be to an Article or Section of or Exhibit or Annex to this Agreement unless otherwise indicated.  The table of contents contained in this Agreement is for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.”  Unless the context otherwise requires (i) “or” is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, (iii) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require, and (iv) terms used herein that are defined in GAAP have the meanings ascribed to them therein.  No provision of this Agreement will be interpreted in favor of, or against, either of the parties to this Agreement by reason of the extent to which either such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof, and no rule of strict construction will be applied against either party hereto.  The Company Disclosure Letter, as well as all Exhibits and the Annex hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.  This Agreement will not be interpreted or construed to require either party to take any action, or fail to take any action, if to do so would violate any applicable Law.  References to the “other party” or “either party” will be deemed to refer to the Company, Parent or the Merger Sub, as the case may be.  References herein to “ordinary course of business” shall be deemed to include “in a manner consistent with past practices.”

Section 10.14         Jury Trial Waiver.  THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.  THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

Section 10.15         Files and Representation.  Parent and Merger Sub acknowledge and agree that the documents and papers in the client files of Perkins Coie LLP (the “Firm”) that relate solely to the Firm’s representation of the Company in connection with this Agreement and the transactions contemplated by this Agreement (collectively, the “Firm Transaction Documents”) will, upon the Closing, be owned by the shareholders of the Company as of immediately prior to Effective Time, and shall be held by the Firm for the benefit of the Shareholder Representative as the agent of such shareholders.  Such Firm Transaction Documents will not be provided to Parent, Merger Sub, the Company or their successors or assigns following the Closing; provided, however, that to the extent that the Surviving Company is required to indemnify any Covered Person pursuant to Section 5.08, the Firm shall provide access to all the Firm Transaction Documents reasonably necessary for the Surviving Company to determine if such Covered Person is entitled to indemnification under Section 5.08 and, if applicable, defend such Covered Person.  Firm Transaction Documents will include all notes, memoranda and correspondence between the Firm, the Company and its officers, directors and other agents regarding this Agreement and the related transactions, and all attorney work-product in connection with this Agreement and related transactions, but will exclude corporate and stock records that customarily are kept in a minute book.  After the Closing, the Firm may be requested to represent the Shareholder Representative or some or all of the shareholders in connection with post-Closing matters related to this Agreement and related transactions or other matters unrelated to this Agreement or the related transactions (the “Post-Closing Matters”).  In representing one or more of Shareholder Representative or the shareholders in connection with the Post-Closing Matters, certain conflicts of interest may arise, in that the interests and objectives the Shareholder Representative or any of the shareholders, on the one hand, and Parent, Merger Sub or the Company on the other hand, may diverge on certain issues and may involve actual or potential conflicts of interest.  Each of the parties to this Agreement hereby consents to the representation, if requested by one or more of the Shareholder Representative or of any of the Shareholders and agreed to by the Firm, of one or more of the Shareholder Representative or of any of the Shareholders by the Firm in connection with the Post-Closing Matters.

[Signatures follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed as of the date first written above.

TNS, INC.

By:	/s/ Henry H. Graham, Jr.
Print Name:	Henry H. Graham, Jr.
Title:	CEO

THUNDER ACQUISITION CORP.

By:	/s/ James T. McLaughlin
Print Name:	James T. McLaughlin
Title:	Vice President

CEQUINT, INC.

By:	/s/ Rick J. Hennessey
Print Name:	Rick J. Hennessey
Title:	CEO

PROJECT THUNDER SHAREHOLDER LIQUIDATING TRUST, solely in its capacity as the Shareholder Representative

By:	/s/
Title: Trustee

By:	/s/
Title: Trustee

By:	/s/
Title: Trustee

Schedule X to

Merger Agreement

A.            Definitions:

“$0.01 Securities” means those Company Options for Common Stock outstanding immediately prior to the Effective Time with an exercise price of $0.01 per share.

“$0.01 Share” means each share of Company Stock subject to issuance pursuant to the $0.01 Securities, assuming that the $0.01 Securities had been exercised in full on a cash basis immediately prior to the Effective Time.

“$0.967 Securities” means those Company Options for Common Stock and Company Warrants for Common Stock outstanding immediately prior to the Effective Time with an exercise price of $0.967 per share.

“$0.967 Share” means each share of Company Stock subject to issuance pursuant to the $0.967 Securities, assuming that the $0.967 Securities had been exercised in full on a cash basis immediately prior to the Effective Time.

“$1.50 Securities” means those Company Options for Common Stock outstanding immediately prior to the Effective Time with an exercise price of $1.50 per share.

“$1.50 Share” means each share of Company Stock subject to issuance pursuant to the $1.50 Securities, assuming that the $1.50 Securities had been exercised in full on a cash basis immediately prior to the Effective Time.

“$4.50 Securities” means those Company Options for Common Stock outstanding immediately prior to the Effective Time with an exercise price of $4.50 per share.

“$4.50 Share” means each share of Company Stock subject to issuance pursuant to the $4.50 Securities, assuming that the $4.50 Securities had been exercised in full on a cash basis immediately prior to the Effective Time.

“Fully Diluted Share Total” means the sum of the total numbers of (a) shares of Company Stock outstanding immediately prior to the Effective Time, plus (b) $0.01 Shares, plus (c) Series B Warrant Shares, plus (d) $0.967 Shares, plus (e) $1.50 Shares, plus (f) $4.50 Shares.

“Series B Warrants” means those Company Warrants for Series B Preferred Stock outstanding immediately prior to the Effective Time with an exercise price of $1.706 per share.

“Series B Warrant Share” means each share of Company Stock subject to issuance pursuant to the Series B Warrants, assuming that the Series B Warrants had been exercised in full on a cash basis immediately prior to the Effective Time.

For purposes of the phrase “holder of such shares” as used in this Schedule X, a holder of a Company Option or a Company Warrant shall be deemed to be the holder of the shares of Company Stock subject to issuance pursuant to such Company Option or Company Warrant, but such shares of Company Stock subject to issuance pursuant to such Company Option or Company Warrant shall not be included as “Company Stock outstanding immediately prior to the Effective Time” as used in Paragraphs numbered 3 through 7 of this Schedule X.

B.            Right to Receive Payment and Priority of Payment:

Except for amounts paid in respect of Dissenting Shares, the Shareholders shall be entitled to receive all amounts payable to the Shareholders under Sections 2.07, 2.08, 2.11, 2.13, 2.14 and 2.15 in respect of any shares of Company Stock, and in respect of shares subject to issuance in respect of any Company Options or Company Warrants, and all such amounts payable shall be paid in the following amounts and according to the following priority under this Schedule X (and in the case of Executive Shareholders, subject to the provisions of Section 2.08(b)(ii)).

For the avoidance of doubt, upon payment in full of the specified amounts under each of Paragraph 1 through Paragraph 6 below, the payments required under such Paragraph shall be deemed fully satisfied and any additional amounts payable to the Shareholders under Sections 2.07, 2.08, 2.11, 2.13, 2.14 and 2.15 in respect of any shares of Company Stock, and in respect of shares subject to issuance in respect of any Company Options or Company Warrants, whether payable currently or in the future, shall be paid pursuant to the terms of the next following Paragraph below with respect to which the required payments have not been fully satisfied (and shall take into consideration any previous payments which may have been made in partial satisfaction of the payment obligations under such Paragraph).

In addition, if the amounts available for distribution pursuant to any Paragraph below shall be insufficient to pay the full amounts which the holders of such shares would otherwise be paid, the holders of such shares shall be entitled under such Paragraph to share ratably in any distribution of such amounts in respect of such shares, in proportion to the respective amounts which would otherwise be payable if all amounts payable on or with respect to such shares under such Paragraph were paid in full.

1.             First, with respect to each share of Series B Preferred outstanding immediately prior to the Effective Time, and before the payment of any other Merger Consideration in respect of any other Company Stock, Company Options or Company Warrants, an amount shall be paid equal to the Series B Per Share Preferential Amount.

2.             Next, with respect to each share of Series A Preferred outstanding immediately prior to the Effective Time, following the payment in full of the amounts pursuant to Paragraph 1 above and before the payment of any other Merger Consideration in respect of any other Company Stock, Company Options or Company Warrants, an amount shall be paid equal to the Series A Per Share Preferential Amount.

3.             Next, following the payment in full of the amounts pursuant to Paragraphs 1 and 2 of this Schedule X, and before the payment of any other Merger Consideration in respect of any other Company Stock, Company Options or Company Warrants, an amount equal to $0.01 shall be paid with respect to (i) each share of Company Stock outstanding immediately prior to the Effective Time, and (ii) each Series B Warrant Share.

4.             Next, following the payment in full of the amounts pursuant to Paragraphs 1, 2 and 3 of this Schedule X, and before the payment of any other Merger Consideration in respect of any other Company Stock, Company Options or Company Warrants, an amount equal to $0.957 shall be paid with respect to (i) each share of Company Stock outstanding immediately prior to the Effective Time, (ii) each Series B Warrant Share, and (iii) each $0.01 Share.

5.             Next, following the payment in full of the amounts pursuant to Paragraphs 1, 2, 3 and 4 of this Schedule X, and before the payment of any other Merger Consideration in respect of any other Company Stock, Company Options or Company Warrants, an amount equal to $0.533 shall be paid with

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respect to (i) each share of Company Stock outstanding immediately prior to the Effective Time, (ii) each Series B Warrant Share, (iii) each $0.01 Share, and (iv) each $0.967 Share.

6.             Next, following the payment in full of the amounts pursuant to Paragraphs 1, 2, 3, 4 and 5 of this Schedule X, and before the payment of any other Merger Consideration in respect of any other Company Stock, Company Options or Company Warrants, an amount equal to $3.00 shall be paid with respect to (i) each share of Company Stock outstanding immediately prior to the Effective Time, (ii) each Series B Warrant Share, (iii) each $0.01 Share, (iv) each $0.967 Share, and (v) each $1.50 Share.

7.             Next, following the payment in full of the amounts pursuant to Paragraphs 1, 2, 3, 4, 5 and 6 of this Schedule X, the following amounts shall be paid with respect to (i) each share of Company Stock outstanding immediately prior to the Effective Time, (ii) each Series B Warrant Share, (iii) each $0.01 Share, (iv) each $0.967 Share, (v) each $1.50 Share, and (vi) each $4.50 Share:

An amount equal to the quotient of (a) any remaining amounts to be paid to the Shareholders under Sections 2.07, 2.08, 2.11, 2.13, 2.14 and 2.15 in respect of any shares of Company Stock outstanding immediately prior to the Effective Time, and in respect of any shares subject to issuance pursuant to any Company Options or Company Warrants which Company Options or Company Warrants are outstanding immediately prior to the Effective Time, divided by (b) the Fully Diluted Share Total.

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